Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Institutional Presentation – 2nd quarter of 2018

Itaú Unibanco discloses to the market participants and regulators its institutional presentation, attached herein, containing results and information of the 2nd quarter of 2018, as well as prior period information and comparative information.

The document will be used in meetings with the market and will also be available on the Company’s investor relations website (www.itau.com.br/investor.relations).

The information and forecasts presented involve risks, uncertainties and assumptions that may be beyond our control.

The public release of this information underscores our commitment to the transparency of our announcements to our different strategic audiences.

São Paulo, July 30, 2018.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations

2Q18 Institutional Information

2Q18 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Disclaimer Corpbanca Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1st 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (presented on a specific line in the 4Q17). page 3

Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of July 30, 2018

1 Our Profile

Itaú Unibanco at a Glance Leading position in Brazil ▪ US$67.6 billion market cap (1) ▪ 99,914 employees in Brazil and abroad ▪ 4,904 branches and CSBs in Brazil and abroad ▪ 47,650 ATMs in Brazil and abroad ▪ Around 48 million clients in the Retail Bank ▪ Brazilian multinational bank ▪ Major provider of finance for the expansion of Brazilian companies ▪ In 2017 Itaú Unibanco was elected the The Best Company in People Management (by “Valor Carreira” magazine) and also recognized as a pro-ethics company (Pró-Ética), an initiative between the Office of the Comptroller General(2) with the private sector, which encourages the voluntary adoption of integrity measures and corruption prevention in the business sector, being the only financial institution among the companies approved. Global Footprint of Brazil’s Top Private Sector Bank | as of June 30, 2018 (1) As of June 30, 2018. Source: Economatica. (2) Controladoria-Geral da União (CGU). Financial Highlights and Ratios As of and for the quarter ended June 2018 Highlights Total Assets BRL 1,543 Bln Total Loans (1) BRL 623.3 Bln Stockholders’ Equity BRL 121.8 Bln Recurring Net Income 2017 (2) (*) BRL 24.9 Bln Recurring Net Income 2Q18 (3) BRL 6.4 Bln Long Term Foreign Currency Moody´s: Ba3 (Itaú Unibanco Holding) Fitch: BB S&P: BB- Financial Ratios Recurring ROE 2017 (4) (*) 21.8% Recurring ROE 2Q18 (5) 21.6% Efficiency Ratio 2017 (6) (*) 46.4% Efficiency Ratio 2Q18 (6) 47.1% Liquidity Coverage Ratio 169% Common Equity Tier I 15.1% (*) Includes the consolidation of Citibank in the 4Q17. (1) Includes financial guarantees provided and corporate securities. (2) Represents Net Income adjusted for certain non recurring events described in the 4Q17 MD&A – Executive Summary. (3) Represents Net Income adjusted for certain non recurring events described in the 2Q18 MD&A – Executive Summary. (4) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to Historical Series Spreadsheet. (5) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to the 2Q18 MD&A – Executive Summary. (6) See “Efficiency Ratio” slides in this presentation for criteria. page 6

Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 7

Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always 6. 7. We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. Ethics are non-negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices. page 8

Medium and Long-Term Strategic Agenda CORPORATE GOVERNANCE AND SUSTAINABILITY PERMEATE ALL EFFORTS ON KEY STRATEGIC OBJECTIVES Commitment to permanently improve corporate governance plays a vital role in protecting stakeholders’ interests. We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at creating a virtuous cycle on the path towards sustainable performance, which can only be met by collaborative work involving our main stakeholders: employees; clients; shareholders and society. TRANSFORMATION CONTINUOUS IMPROVEMENT Client Centricity Risk Management to embrace this concept to the fullest in order to always to endeavor our efforts to fully comply with the Risk Appetite develop products and a “service culture” focused on guidelines. Managing risks is the essence of our activity and a client satisfaction and long-term relationships. responsibility of all employees. Digital to speed up our digital transformation process to increase the productivity of IT area and spread a digital mindset throughout the bank to improve efficiency, user experience and client satisfaction. People Management to improve our incentive model and evaluation tools to contemplate the new dynamics of cooperative work, making them effective to fairly assess individual deliveries within cross-functional teams. Internationalization moving forward in the internationalization process does not necessarily mean to take activities to new countries, but to reach, in the countries we are present in, the same management quality and results we have in Brazil. Sustainable Profitability to continuously increase the efficiency of our operations, having the ability to identify opportunities to reduce costs, managing investments to gain agility, in addition to efficiently managing capital allocation through adequate cost of equity. page 9

Itaú Unibanco Global Footprint Itaú Unibanco has an important presence in key financial centers supported by a unique recognition and reputation. We want to be recognized as: The Latin American Bank CIB NY, Cayman, Bahamas Institutional Clients / Asset NY, Cayman Private Banking Cayman, Bahamas, Miami CIB / Institutional Clients Mexico CIB Brazil, Argentina, Chile, Peru, Colombia, Uruguay, Paraguay, Panama Institutional Clients / Asset Brazil, Argentina, Chile, Uruguay Private Banking Brazil, Chile, Paraguay Retail Banking Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama CIB London, Lisbon, Madrid, Paris, Frankfurt Institutional Clients / Asset London Private Banking Zurich CIB / Institutional Clients / Asset Tokyo, Dubai page 10

A History of Successful Strategic Deals 1 Casa Moreira Salles 1924 Acquisition of the remaining 50% of: Uruguay Retail - Brazil NACIONAL Acquisition of the minority interest of: Banco Itaú BMG Consignado Acquisition of the 2 minority interest of: Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2018 1944 Itaú Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. (2) Pending Regulators approval. page 11

2 Corporate Governance

Corporate Governance at Itaú Unibanco Strengths of our structure • Family ownership ensuring a long-term view • Professional management team • Strong corporate governance • Broad shareholder base (52.74% of our shares in free float) Egydio de Souza Free Float* Moreira Salles Family Non Voting Shares Aranha Family Free Float 100.00% Total Brazilian Foreigners investors in B3 in NYSE 36.73% ON 63.27% ON Cia. E. Johnston de 33% 29% 80.66% PN Participações 3.2 bn 19.34% PN 65.57% Total 34.43% Total (number of 50.00% ON shares) 38% 33.47% Total Foreigners in B3 50.00% ON Itaúsa 100.00% PN IUPAR Free Float* 66.53% Total 39.21% ON 51.71% ON 7.81% ON 0.004% PN 99.58% PN 20.01% Total 26.40% Total 52.74% Total Itaú Unibanco Holding S.A. Note: ON = Common Shares; PN = Non-voting Shares. (*) Excluding shares held by majority owners and treasury shares. page 13

IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance IUPAR (Itaú Unibanco Participações) Itaú Unibanco Board of Directors Alignment and union among shareholders; Group´s vision, mission and values; Significant mergers & acquisitions; Nominations to the Board of Directors and CEO; Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Monitor the Executive Committee performance; Nomination of executive officers (meritocracy); Budget approval; Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Family control with a strategic long-term vision Professional management Establishment of operational parameters Executive Committee Implementation of Board of Directors’ guidelines and goals; Operation of the businesses and strategy for products and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. Value creation Implementation of strategy and day-to-day management page 14

Itaú Unibanco Board of Directors and Executive Committees Directors of Co-Chairman Co- Chairman Pedro Moreira Salles Roberto Egydio Setubal Directors Board Alfredo Egydio Setubal Amos Genish 1 Ana Lúcia de Mattos Barretto Villela Fábio Colletti Barbosa 1 Gustavo Jorge Laboissière Loyola 1 João Moreira Salles José Galló 1 Marco Ambrogio Crespi Bonomi Pedro Luiz Bodin de Moraes 1 Ricardo Villela Marino Committees Executive Chief Executive Officer (CEO) Candido Botelho Bracher General Directors Executive Vice Presidents Wholesale Retail IT and Operations Risks and Finance Legal and Human Resources • Large and Medium • Branches • IT • Risks • Legal and Internal Corporates • Cards • Operations • Finance • Ombudsman • Asset Management • REDE • Procurement • Human Resources • Institutional • Real Estate • Corporate Communication Treasury • Insurance • Institutional and • Private Bank • Vehicles Governmental Relations • Custody • Consortia • Marketing • Latin America • Payroll • Sustainability • Investment Banking (1) Independent Director. page 15

Risk Management Structure Capital and Risk Board of Directors Audit Committee Management Committee Pedro Moreira Salles Gustavo Loyola 1 Pedro Bodin 1 Roberto Egydio Setubal Internal Audit Paulo Miron Itaú Unibanco Holding President and CEO Candido Bracher 3rd line of defense Independent review of the activities developed by the institution. General General Wholesale Office Retail Office Eduardo Vassimon Marcio Schettini 1st line of defense Manages risks originated by these offices; its role is to: Identify Control Assess Report Risk and Finance Control and Legal, Institutional Technology and Management Department and Personnel Dept. Operations Department Caio David Claudia Politanski André Sapoznik Executive Finance and Market Risk Control Office 2nd line of defense Investor Relations Office Ensures that risks are Operational Risk and Compliance managed according to: Executive Office Risk appetite Credit Risk and Modeling Office Policies Procedures (1) Independent Director. page 16

Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Audit Personnel Related Nomination Risk and Capital Strategy Compensation International Digital Committee Committee Parties and Corporate Management Committee Committee Advisory Advisory Committee Governance Committee Board Board Committee Internal Audit Independent Audit Board of Officers Disclosure and Trading Committee page 17

Credit Risk Policies Hierarchy ▪ Defines and monitors Risk Appetite; Board of Directors and Capital and Risk Management Committee▪Approval ofpolicies,strategiesand definition ofminimumexpected return on capital; ▪ Improvement of Risk Culture. Executive Committee General Office and Risk Dept. ▪ Defines a Global Policy; ▪ Approves policies having the most significant impact on EC1 ; ▪ Monitors Portfolio and Risk Appetite; ▪ Credit Strategy. ▪ Defines and approves policies having the less significant impact on EC1 . (1) EC = Economic Capital. page 18

Risk Appetite Defined by the Board of Directors Principles Statement ▪Sustainability and customer ▪Optimization of capital satisfaction; allocation; ▪Risk pricing; ▪Low volatility in results; ▪Operational excellence; ▪Regional focus; ▪Diversification; ▪Alignment with “Our Way”; ▪Risk Culture; ▪Diversification of businesses. ▪Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 1 Concentration by segments Concentration by industry Highest exposures Maximum PD 2 Dimensions ▪ Reputation; ▪ Liquidity; ▪ Capitalization; ▪ Operational Risk; ▪ Breakdown of results; ▪ Credit. Exposure by ratings (1) VAR = Value at Risk; (2) PD = Probability of default. page 19

Risk Appetite (as approved by the Board of Directors) The Risk Appetite... establishes the types and levels of risk acceptable to the bank, within which management seeks to maximize value creation. It is based on Board of Directors Statement “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correct price for risk, well-distributed funding and proper use of capital.” Guided by the Principles of Risk Management o Sustainability and customer satisfaction o Risk culture o Price for risk o Diversification o Operational excellence o Ethics and respect for regulation and monitored by 43 metrics inserted in the day-to-day of business management Capitalization • Capital ratios in normal and stress situations • Debt issuance ratings Liquidity • Short and mid-term liquidity indicators Results Composition • Largest credit risk • Largest exposures and by rating brackets • Concentration by sectors, countries and segments • Concentration of market risk Dimensions Operational Risk • Operational losses events • Information technology Reputation • Suitability indicators • Media Exposure • Customer complaint tracking • Regulatory compliance page 20

Retail Management – Individuals and Small and Middle Companies thatrisk POLICYVariablesdistinguishes STATISTICAL MODELS Lowest risk Risk Level Highest Risk 88 153 88 99 124 94 81 167 79 77 130 91 67 179 65 73 155 65 Fictitious figures (Basis 100 = lowest risk cell). Higher risk Default Rate 116 92 RAROC (Risk Adjusted Return on Capital) Loss/Revenue 114 97 ROE (Return on Equity) Management tool (tightening and easing credit standards) Data adjusted to expected future macroeconomic scenario page 21

Credit Offer Based on Future Scenario Lowest risk Base POLICY Scenario Highest risk Positive future expectation Risk Level Credit Available Credit Not Available Easing of credit, maintaining the same appetite STATISTICAL MODELS Risk Level Credit Available Credit Not Available Highest risk Negative future expectation Risk Level Credit Available Credit Not Available Tightening of credit, maintaining the same appetite page 22

3 Business Overview

Universal Bank 1 RETAIL BANKING WHOLESALE BANKING RETAIL AND REAL ESTATE CREDIT ITAÚ BBA 4,388 branches and client service branches and 46,463 ATMs in Brazil; Premier banking brand in Brazil; Strategically positioned for growth in mortgage market (partnerships with Lopes). CREDIT CARD AND CONSUMER FINANCE CREDIT CARD AND CONSUMER FINANCE RETAIL AND REAL ESTATE ITAÚ BBA CREDIT (CORPORATE, IB AND TREASURY) Full coverage of corporate clients with annual sales above R$200 million; Leadership in IB products with top positions in major league tables; Treasury operations for the conglomerate. Approximately 31.1 million credit card accounts and 26.9 million debit card accounts; Leader in Brazilian credit card market, extensive number of joint ventures and partnerships VEHICLES with retailers. VEHICLES Total portfolio for individuals of R$14.7 billion; Lease and finance through over 10 thousand dealers. INSURANCE OPERATIONS INSURANCE² One of the largest players in Brazil based on direct premiums; Association with Porto Seguro for auto and residential insurance; 2Q18 net income: R$638 million SMALL COMPANY Small and Medium Enterprises with annual sales up to R$30 million. LATAM UNIVERSAL BANK WEALTH MANAGEMENT SERVICES SMALL MIDDLE COMPANY COMPANY LATAM Purpose: to be recognized as “The Latin American Bank”; Retail presence in Latin America (ex-Brazil): Argentina, Chile, Paraguay, Uruguay, Colombia, Panama. WEALTH MANAGEMENT AND SERVICES Total assets under administration of approximately R$1,050 billion; Leader in Private banking services in Latin America. MIDDLE COMPANY Corporate clients with annual sales from R$30 million to R$200 million. (1) June 30, 2018 figures; (2) Includes Insurance, Pension Plan and Premium Bond operations. page 24

Client Segmentation Individuals Segmentation by monthly income Private Bank >R$5 Million in total investment Personnalité >R$10 Thousand or >R$100 Thousand in total investments Uniclass >R$4 Thousand up to R$10 Thousand Retail up to R$4 Thousand Companies Segmentation by annual sales Ultra over R$4 Billion or >R$750 Million debt* Large >R$400 Million up to R$4 Billion or >R$200 Million debt* Banking Corporate Wholesale >R$200 Million up to R$400 Million Middle >R$30 Million up to R$200 Million Banking Retail Very Small and Small Companies up to R$30 Million *total exposure, includes financial guarantees provided and corporate securities. page 25

Retail in Brazil Presence in Brazil 1 (As of June 30, 2018) North 116 Northeast 335 Midwest 313 Southeast 2,937 South 670 Brazil: 4,371 Automated Teller Machines (ATMs) 2 44,293 44,631 44,947 45,182 45,353 45,502 45,769 45,891 46,463 75 69 26 21 15 8 7 7 7 686 668 648 635 626 617 613 608 610 18,935 19,456 19,868 20,516 20,809 20,937 21,195 21,423 22,086 24,597 24,438 24,405 24,010 23,903 23,940 23,954 23,853 23,760 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Brazil 3 Banco 24Horas ESB 4 Third Party Locations 5 Branches and Client Service Branches (CSB) 6,7, 8 4,616 4,574 4,554 4,454 4,413 4,397 4,454 4,451 4,388 115 130 135 144 154 156 160 160 160 3,707 3,664 3,653 3,553 3,523 3,523 3,591 3,587 3,531 Abroad + IBBA: 533 Total: 4,904 794 780 766 757 736 718 703 704 697 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 CSB Brick and Mortar Branches Digital Branches (1) Considers Brick and Mortar Branches, digital branches and CSBs; (2) Does not include points of sale; (3) Includes Electronic Service Branches (such as exclusive ATMs inside companies); (4) Client Service Branches (CSBs); (5) Points of service in third-parties’ establishments (such as shopping centers and airports); (6) Points of service include only Client Service Branches (CSBs); (7) Includes Itaú BBA branches; (8) Includes the consolidation of Citibank as of 4Q17. page 26

Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights • Brazilian market leader in credit card transactions. • Qualification of the client base: proprietary channel x partnerships. • Credit card business comprises: • Issuance of cards • Acquiring: REDE • JVs and partnership with retailers • Own brand: Hiper • Approximately 58.0 million card accounts (2Q18): • 31.1 million credit card accounts • 26.9 million debit card accounts • R$108.9 billion in card transactions (2Q18): • R$81.7 billion in credit card transactions • R$27.2 billion in debit card transactions • High growth potential in credit card usage in Brazil. Highlights JVs and Partnerships • Focus on credit card instruments • Long term agreements • Alignment of incentives page 27

Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume% at Household Consumption Expenditure 30.3% 31.4% 28.4% 28.8% 28.0% 28.4% 28.8% 29.4% 29.6% 11.9% 12.4% 11.0% 10.9% 10.7% 11.1% 11.2% 11.4% 11.6% 17.4% 17.9% 17.4% 18.3% 17.2% 17.6% 18.0% 19.0% 18.0% 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute). Only the purchase volume is considered in the cards billing. page 28

Retail - Payroll Loan in Brazil Evolution of Payroll Loan Portfolio R$billion 46.5 45.6 44.6 44.9 44.8 44.6 44.4 44.7 45.4 4.7 4.6 4.4 4.3 4.3 4.4 4.7 4.8 4.9 10.4 9.8 9.2 8.8 8.2 7.6 7.0 6.4 5.9 31.4 31.2 31.0 31.7 32.2 32.6 32.8 33.5 34.6 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 INSS Public Sector Private Sector Composition of Payroll Loans Portfolio by Origination R$billion 1.4% 1.6% 46.5 45.6 44.6 44.9 44.8 44.6 44.4 44.7 45.4 64% 63% 62% 62% 61% 61% 60% 59% 59% 36% 37% 38% 38% 39% 39% 40% 41% 41% Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Branches Itaú Consignado S.A. Note: Includes the consolidation of Citibank as of 4Q17. Composition of Payroll Loans Portfolio by Sector 11% 13% 76% Private Sector Public Sector INSS Composition of Personal Loans Portfolio 41% 40% 38% 38% 37% 36% 36% 38% 59% 60% 62% 62% 63% 64% 64% 62% Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Payroll Other - Personal Loan page 29

Retail - Mortgage Market in Brazil Mortgage Loans Evolution 1 Distribution Channels for Individuals Balance R$million As of June 2018 -0.4% 47,797 47,754 47,591 Partnerships 20.0% 16.3% 14.9% 10% Regular Real Estate Branches Brokers 14% 31% 80.0% 83.7% 85.1% Developers 16% High Income Branches Jun-17 Mar-18 Jun-18 28% Individuals Companies Collaterals (LTV) Average Ticket and Average Origination Term (Loan to value ratio) 54.5% 57.4% 57.3% 2Q18 40.9% 40.0% 39.9% Average operation period² 322 months Average value of the Property³ R$523 Thousand Financing Average Ticket R$302 Thousand Jun-17 Mar-18 Jun-18 Vintage (quarterly average) Portfolio (1) Includes the consolidation of Citibank as of 4Q17; (2) Average Operation Period for new developers contracts; (3) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. page 30

Retail - Vehicle Financing in Brazil Highlights: • Growth of 54% in production (QoQ); • Offers finance through over 10 thousand dealers; • Average ticket size of the new vehicle concessions to individuals of R$31.8 thousand with LTV of 57% in the 2Q18; • 79% of the financing is guaranteed up to 4 years; • 88% of the financing are made up to 48 months. Individuals Portfolio Individuals and Corporate R$million Loans Granted R$million 2.4% 45.9% Main Products and Services: •Digital Platform: allows more agility, autonomy and efficiency for stores and dealers; •Novo Credline: a redesigned proposal origination platform, offers a 14,653 14,316 4,580 6,681 simple and renewed digital experience with mobile version; •Customer Risk Based Pricing: interest rates established by the customer 1Q18 2Q18 1H17 1H18 risk profile, allowing the practice of lower interest rates; •Troca Certa: a solution to finance a 0 km vehicles, with lower installment than the traditional and with the repurchase guaranteed by the dealer by the end of the contract as an option for the customer; •Financing of Accessories and Services: credit line for financing of accessories and services, already embedded in the vehicles installment; •iCarros: platform that applies innovative technologies and data analysis to solutions that help dealers make their sales processes more efficient; •Digital Contracting: digital contracting integrated to iCarros platform and can connect to other e-commerce as dealers websites; •Integration with the tools of the DMS: allows access to financing 90-day NPL Ratio | Individuals - Vehicles 109 100 68 54 49 43 Base 100 = dec-12 38 36 functions and iCarros functions in a simple and functional way; •Compra e Venda Protegida: product mediates between the parties involved making trading safer. 2012 2013 2014 2015 2016 2017 1Q18 2Q18 page 31

Retail - Insurance Ranking in Brazil 1,2 Jan-May/18 Jan-May/17 Model Total Insurance 3 4th 4th Bancassurance 4 5th 3rd Life & Personal Accidents 2nd 3rd Bancassurance Credit Insurance 6th 5th Bancassurance Pension Plan 3rd 3rd Bancassurance Premium Bonds 3rd 3rd Bancassurance Porto Seguro 2nd 2nd Vehicles 5 Leader: Porto Seguro Leader: Porto Seguro Broker Residential 5 Leader: Porto Seguro Leader: Porto Seguro Broker Other Insurance Activities 6 5th 4th Large Risks 7 We do not offer this product. Health Insurance We do not offer this product. (1) Source SUSEP, date: May/18, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Insurance core activities and other activities; (4) Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Travel, Unemployment, Funeral Allowance, Serious Diseases and Random Events), Housing, and Multiple Peril and Domestic Credit – Individuals; (5) Considers only Porto Seguro numbers; (6) other activities include: Extended Warranty, Educational, Large Risks, Domestic Credit – Individuals, DPVAT and IRB; (7)The sale of this portfolio has been concluded on October 31, 2014. page 32

Retail - Association with Porto Seguro Association’s Structure Controlling stockholders of Itaú Unibanco Porto Seguro 57.07% 42.93% PSIUPAR Market 69.88% 30.12% Porto Seguro S.A. (PSSA) 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) Highlights • Unification of residential and automobile insurance operations; • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s customers in Brazil and Uruguay; • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors members of PSSA. page 33

Very Small, Small and Middle Market in Brazil SMEs Loan Portfolio 1 R$million 79,649 75,433 72,002 68,974 65,617 61,869 63,050 61,547 2012 2013 2014 2015 2016 2017 1Q18 2Q18 Highlights Full range of financial products and services, including deposits accounts, investment options, insurance, cash management, credit products and collection, among others. Very Small and Small Market • Clients with annual revenues up to R$30 million. Middle Market • This sub-segment serves approximately 30 thousand clients (economic groups) with annual revenues between R$30 million and R$200 million. • Focus on high-rating clients, and 89% of loans are granted to clients rated B3 or better. (1) Includes financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. page 34

Wholesale - Corporate Companies in Brazil Corporate Loans 1 R$million 213,815 219,418 194,472 181,541 163,437 165,052 161,990 162,513 2012 2013 2014 2015 2016 2017 1Q18 2Q18 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. page 35

Wholesale - Corporate and Investment Banking | Leadership Position in Brazil Wholesale Banking Investment Banking Middle Annual revenues from R$30 MM up to R$200 MM Corporate Banking Annual revenues over R$200 MM Investment Banking Leadership position and client recognition LatAm Presence in all banking segments in Latin America WMS Large range of customized wealth management and investments solutions Markets, Products & Planning Treasury operations for the conglomerate Fixed Income We took part in local operations with debentures, promissory notes and securitization, which totaled R$11.9 billion up to May-18. Mergers and Acquisitions Until June 2018, our Merger and Acquisition operation provided financial advisory in 15 transactions in South America, totaling US$21.6 billion, reaching the leadership position in the Dealogic ranking. Project Finance In the 2Q18, we served as advisor and/or creditor of approximately R$10.5 billion in financing to 15 different infrastructure projects in different sectors. Ranking 2Q18 2017 2016 1st 1st M&A¹ 1st Local ECM¹ 5th 1st 1st Local DCM² 1st 1st 2nd International DCM¹ 5th 6th 10th Derivatives Total3 1st 1st 1st (1) Source: Dealogic; (2) Source: ANBIMA – Brazilian association of Financial and Capital Markets Entities. Information from May-18; (3) Source: Cetip. page 36

Wholesale - Wealth Management Services | Brazil Evolution of Assets Under Administration Investment Product management for the conglomerate and a full range of investment options to Retail Banking. R$billion 1,002 1,025 883 922 946 849 802 801 752 Asset Management Asset Management In June 2018, we reached R$632.41 billion in assets under management, accounting for 14.6% of the market. Kinea It is an independent platform of management of differentiated investments. With R$38.5 billion in assets in June 2018, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure. Private Banking With a full global wealth management platform, leadership position in Brazil. We have been recognized by the world’s top international Private Banking market publications: Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Securities Services Local Custody and Fiduciary Administration: we ended June with R$1,435 billion under custody (+6.0% from the same period of 2017). International Custody: we ended June with R$177 billion under custody (+14.1% from the volume under custody in the same period of 2017). Corporate Solutions: We are leaders in the bookkeeping of shares, providing services to 212 companies listed on B3, representing 62.0% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 390 (40.8%) issues. Private Banker International • Outstanding Private Bank - Latin America (2017) Euromoney • Best for Wealth Management 2017 in Latin America • Best Private Bank Services Overall in Brazil, 2017 • Best Family Office Services in Brazil, 2017 • Best Wealth Planning in Brazil, 2017 The Banker • Best Private Bank in Brazil, 2017 Global Finance • Best Private Bank in Emerging Markets 2018 • Best Private Bank in Brazil 2018 Amanhã Magazine • Top Executive in Private Banking in Brazil in 2018 (1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – June 2018. Considers Itaú Unibanco and Intrag. page 37

Retail Footprint in Latin America | June 2018 Mexico | CIB Employees: 8 Colombia1 Employees: 3,536 Branches + CSBs: 163 ATMs: 174 Peru Representative Office Chile Employees: 5,988 Branches + CSBs: 199 ATMs: 466 CIB Argentina Employees: 1,720 Retail and Wholesale Branches + CSBs: 87 ATMs: 178 (1) Considers employees and branches from Panama. Panama Brazil Employees: 86,144 Branches + CSBs: 4,388 ATMs: 46,463 Paraguay Employees: 837 Branches + CSBs: 40 ATMs: 307 Non-Bank Correspondents : 57 Uruguay Employees: 1,112 Branches + CSBs: 27 Points of Service OCA: 35 ATMs: 62 page 38

Segments – Income Statement Pro Forma 2Q18 Retail Banking Wholesale Banking Activities with the Itaú Unibanco In R$millions Market + Corporation Operating Revenues 18,112 7,454 2,454 28,021 Managerial Financial Margin 10,072 4,821 2,402 17,295 Financial Margin with Clients 10,072 4,821 1,060 15,953 Financial Margin with the Market - - 1,342 1,342 Commissions and Fees 6,236 2,470 20 8,726 Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 1,803 163 33 1,999 Cost of Credit (3,111) (490) 1 (3,601) Provision for Loan Losses (3,483) (789) 1 (4,271) Impairment - (1) - (1) Discounts Granted (254) (19) - (273) Recovery of Loans Written Off as Losses 626 319 - 945 Retained Claims (317) (18) - (335) Other Operating Expenses (10,025) (3,754) (155) (13,934) Non-interest Expenses (8,831) (3,404) (27) (12,261) Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,183) (347) (123) (1,654) Insurance Selling Expenses (11) (3) (4) (19) Income before Tax and Minority Interests 4,659 3,192 2,300 10,151 Income Tax and Social Contribution (1,747) (996) (753) (3,496) Minority Interests in Subsidiaries (43) (222) (8) (273) Recurring Net Income 2,868 1,973 1,540 6,382 Recurring Return on Average Allocated Capital 31.1% 15.6% 20.1% 21.6% Efficiency Ratio (ER) 53.2% 48.0% 1.2% 47.1% Risk-Adjusted Efficiency Ratio (RAER) 71.9% 55.0% 1.1% 61.0% Note: Non-interest Expenses item includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses. page 39

4 Financial Highlights

Highlights Performance Indicators Capital Ratios – BIS III 1 Credit Quality Net Income Tier I Capital NPL90 R$6.4 billion - 0.6% (2Q18/1Q18) 14.2% - 30 bps (Jun-18 / Mar-18) 2.8% - 30 bps (Jun-18 / Mar-18) R$12.8 billion + 3.7% (1H18/1H17) + 70 bps (Jun-18 / Jun-17) - 40 bps (Jun-18 / Jun-17) ROE (p.a.) Common Equity Tier I (CET I) Coverage Ratio 21.6% - 60 bps (2Q18/1Q18) 13.2% - 40 bps (Jun-18 / Mar-18) 248% + 1,200 bps (Jun-18 / Mar-18) 22.0% + 20 bps (1H18/1H17) - 30 bps (Jun-18 / Jun-17) + 500 bps (Jun-18 / Jun-17) In R$millions, except when indicated 2Q18 1Q18 1H18 1H17 Financial Margin with Clients 15,953 692 31,214 (95) Financial Margin with the Market 1,342 (396) 3,080 (411) Commissions and Fees and Result 10,371 241 20,501 1,562 from Insurance Operations 2 Cost of Credit (3,601) 187 (7,388) 2,367 Non-Interest Expenses (12,261) (585) (23,938) (1,386) Income before Tax And 10,151 174 20,127 1,905 Minority Interests Effective Tax Rate 34.4% 34.6% - 30 bps + 350 bps Recurring Net Income 6,382 (38) 12,801 457 Credit Portfolio 3 623,256 +3.7% 623,256 +6.1% (1) Fully loaded Basel III rules; (2) Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses; (3) Includes financial guarantees provided and corporate securities. page 41

Recurring Net Income and ROE 20.7% R$billion 22.0% 21.5% 21.6% 21.9% 22.2% 21.6% 16.0% 15.5% 14.5% 14.0% 14.0% 13.5% 13.5% 5.8 6.2 6.2 6.3 6.3 6.4 6.4 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Recurring Net Income Annualized Recurring Return on Average Equity (quarterly) Cost of Equity Note: Includes the consolidation of Citibank as of 4Q17. page 42

Non-Recurring Events In R$millions 2Q18 1Q18 2Q17 1H18 1H17 Recurring Net Income 6,382 6,419 6,169 12,801 12,345 Non-Recurring Events (138) (139) (155) (277) (278) Impairment (10) (92) (7) (101) (7) ∟ Adjustment to reflect the realization value of certain assets mainly related to technology Goodwill Amortization (150) (146) (123) (296) (248) ∟ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate Tax Contingencies and Legal Liabilities (7) 2 - (5) (33) ∟ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes Contingencies Provision - 97 (22) 97 (40) ∟ Provisions for tax and social security lawsuits and losses from economic plans in effect in Brazil during the 1980's and early 1990's Other 29 - (2) 29 51 Net Income 6,244 6,280 6,014 12,524 12,066 Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements. Note 2: Includes the consolidation of Citibank as of 4Q17. page 43

Income Statement | Operating Revenues Perspective In R$millions 2Q18 1Q18 2Q17 1H18 1H17 27,426 2.2% 27,205 54,471 1.8% Operating Revenues 28,021 3.0% 55,446 Managerial Financial Margin 17,295 16,999 1.7% 17,385 -0.5% 34,294 34,800 -1.5% Financial Margin with Clients 15,953 15,261 4.5% 15,762 1.2% 31,214 31,309 -0.3% Financial Margin with the Market 1,342 1,738 -22.8% 1,623 -17.3% 3,080 3,491 -11.8% Commissions and Fees 8,726 8,528 2.3% 8,037 8.6% 17,255 15,881 8.6% Result from Insurance, Pension Plan and Premium Bonds 1,999 1,898 5.3% 1,783 12.1% 3,898 3,790 2.8% Operations Before Retained Claims and Selling Expenses Cost of Credit (3,601) (3,788) -4.9% (4,474) -19.5% (7,388) (9,755) -24.3% Provision for Loan Losses (4,271) (4,111) 3.9% (4,948) -13.7% (8,382) (10,340) -18.9% Impairment (1) (187) -99.3% (105) -98.8% (188) (550) -65.7% Discounts Granted (273) (284) -3.9% (254) 7.5% (558) (547) 1.8% Recovery of Loans Written Off as Losses 945 795 18.9% 834 13.4% 1,740 1,682 3.4% Retained Claims (335) (279) 19.9% (261) 28.6% (614) (582) 5.7% Other Operating Expenses (13,934) (13,382) 4.1% (13,218) 5.4% (27,316) (25,912) 5.4% Non-interest Expenses (12,261) (11,676) 5.0% (11,551) 6.1% (23,938) (22,552) 6.1% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,654) (1,689) -2.1% (1,606) 3.0% (3,342) (3,210) 4.1% Insurance Selling Expenses (19) (17) 12.1% (61) -68.8% (36) (150) -75.9% Income before Tax and Minority Interests 10,151 9,977 1.7% 9,253 9.7% 20,127 18,222 10.5% Income Tax and Social Contribution (3,496) (3,462) 1.0% (2,892) 20.9% (6,957) (5,659) 22.9% Minority Interests in Subsidiaries (273) (96) 184.9% (191) 42.7% (369) (219) 68.7% Recurring Net Income 6,382 6,419 -0.6% 6,169 3.4% 12,801 12,345 3.7% Note: Includes the consolidation of Citibank as of 4Q17. page 44

Income Statement | Managerial Financial Margin Perspective In R$millions 2Q18 1Q18 2Q17 1H18 1H17 1.7% 17,385 -1.5% Managerial Financial Margin 17,295 16,999 -0.5% 34,294 34,800 Financial Margin with Clients 15,953 15,261 4.5% 15,762 1.2% 31,214 31,309 -0.3% Financial Margin with the Market 1,342 1,738 -22.8% 1,623 -17.3% 3,080 3,491 -11.8% Cost of Credit (3,601) (3,788) -4.9% (4,474) -19.5% (7,388) (9,755) -24.3% Provision for Loan Losses (4,271) (4,111) 3.9% (4,948) -13.7% (8,382) (10,340) -18.9% Impairment (1) (187) -99.3% (105) -98.8% (188) (550) -65.7% Discounts Granted (273) (284) -3.9% (254) 7.5% (558) (547) 1.8% Recovery of Loans Written Off as Losses 945 795 18.9% 834 13.4% 1,740 1,682 3.4% Net Result from Financial Operations 13,694 13,212 3.7% 12,911 6.1% 26,906 25,044 7.4% Other Operating Income(Expenses) (3,544) (3,235) 9.6% (3,658) -3.1% (6,779) (6,822) -0.6% Commissions and Fees 8,726 8,528 2.3% 8,037 8.6% 17,255 15,881 8.6% Result from Insurance, Pension Plan and Premium Bonds Operations 1,645 1,602 2.7% 1,461 12.6% 3,247 3,058 6.2% Non-interest Expenses (12,261) (11,676) 5.0% (11,551) 6.1% (23,938) (22,552) 6.1% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,654) (1,689) -2.1% (1,606) 3.0% (3,342) (3,210) 4.1% Income before Tax and Minority Interests 10,151 9,977 1.7% 9,253 9.7% 20,127 18,222 10.5% Income Tax and Social Contribution (3,496) (3,462) 1.0% (2,892) 20.9% (6,957) (5,659) 22.9% Minority Interests in Subsidiaries (273) (96) 184.9% (191) 42.7% (369) (219) 68.7% Recurring Net Income 6,382 6,419 -0.6% 6,169 3.4% 12,801 12,345 3.7% Note: Includes the consolidation of Citibank as of 4Q17. page 45

Results – Brazil and Latin America 2Q18 Latin In R$billions Consolidated Brazil 1 America (ex-Brazil) 2 Operating Revenues 28.0 25.1 3.0 Managerial Financial Margin 17.3 15.1 2.2 Financial Margin with Clients 16.0 14.2 1.7 Financial Margin with the Market 1.3 0.9 0.5 Commissions and Fees 8.7 8.0 0.7 Result from Insurance 3 2.0 2.0 0.0 Cost of Credit (3.6) (3.1) (0.5) Provision for Loan Losses (4.3) (3.7) (0.6) Impairment (0.0) (0.0) - Discounts Granted (0.3) (0.3) (0.0) Recovery of Loans Written Off as Losses 0.9 0.9 0.1 Retained Claims (0.3) (0.3) (0.0) Other Operating Expenses (13.9) (12.2) (1.7) Non-interest Expenses (12.3) (10.5) (1.7) Tax Expenses and Other 4 (1.7) (1.7) 0.0 Income before Tax and Minority Interests 10.2 9.5 0.7 Income Tax and Social Contribution (3.5) (3.3) (0.1) Minority Interests in Subsidiaries (0.3) (0.1) (0.2) Recurring Net Income 6.4 6.1 0.3 1Q18 Latin Consolidated Brazil 1 America (ex-Brazil) 2 27.4 24.9 2.5 17.0 15.2 1.8 15.3 13.8 1.5 1.7 1.4 0.3 8.5 7.9 0.7 1.9 1.9 0.0 (3.8) (3.3) (0.5) (4.1) (3.6) (0.6) (0.2) (0.2) - (0.3) (0.3) (0.0) 0.8 0.7 0.0 (0.3) (0.3) (0.0) (13.4) (11.7) (1.7) (11.7) (10.1) (1.6) (1.7) (1.7) (0.0) 10.0 9.7 0.3 (3.5) (3.4) (0.1) (0.1) (0.1) (0.0) 6.4 6.2 0.2 Latin Consolidated Brazil 1 America (ex-Brazil) 2 2.2% 0.5% 19.0% 1.7% -0.8% 23.3% 4.5% 3.1% 18.0% -22.8% -38.1% 48.6% 2.3% 1.9% 7.3% 5.3% 4.9% 28.9% -4.9% -6.5% 5.3% 3.9% 2.6% 12.2% -99.3% -99.3% - -3.9% -4.6% 166.1% 18.9% 14.5% 86.0% 19.9% 22.5% -14.8% 4.1% 4.2% 3.8% 5.0% 4.7% 7.2% -1.9% 1.2% -107.1% 1.7% -2.2% 129.0% 1.0% -1.6% 158.7% 184.9% -5.0% 422.8% -0.6% -2.5% 57.8% (1) Includes units abroad ex-Latin America. (2) Latin America information is presented in nominal currency. (3) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (4) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. page 46

Business Model In R$billions 1H18 1H17 Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading and Consolidated Credit Trading and Consolidated Credit Trading and Capital Capital Capital Services Services Services Operating Revenues 55.4 28.4 0.9 25.2 1.0 54.5 28.3 1.0 23.7 1.4 1.0 0.1 (0.1) 1.4 (0.4) Managerial Financial 34.3 22.8 0.9 9.6 1.0 34.8 23.3 1.0 9.1 1.4 (0.5) (0.5) (0.1) 0.6 (0.4) Margin Commissions and Fees 17.3 5.6 0.0 11.7 - 15.9 5.0 0.0 10.9 - 1.4 0.6 (0.0) 0.8 - Result from Insurance 1 3.9 - - 3.9 - 3.8 - - 3.8 - 0.1 - - 0.1 - Cost of Credit (7.4) (7.4) - - - (9.8) (9.8) - - - 2.4 2.4 - - - Retained Claims (0.6) - - (0.6) - (0.6) - - (0.6) - (0.0) - - (0.0) - Non-interest Expenses (27.7) (13.1) (0.6) (13.9) (0.1) (26.1) (12.5) (0.2) (13.4) (0.1) (1.6) (0.7) (0.3) (0.6) 0.0 and Other Expenses 2 Recurring Net Income 12.8 4.5 0.3 7.1 0.9 12.3 4.2 0.5 6.5 1.2 0.5 0.3 (0.2) 0.6 (0.3) % of Recurring Net 100% 35% 2% 56% 7% 100% 34% 4% 53% 10% Income Average Regulatory 121.3 61.6 1.7 35.1 22.8 116.3 57.5 2.6 29.7 26.5 4.9 4.1 (0.9) 5.5 (3.8) Capital Value Creation 5.0 0.5 0.2 4.9 (0.5) 4.1 0.0 0.3 4.5 (0.7) 0.9 0.5 (0.2) 0.4 0.2 Recurring ROE 22.0% 14.5% 34.2% 40.5% 8.0% 21.8% 14.5% 31.5% 44.7% 8.9% 20 bps 0 bps 270 bps -410 bps -90 bps (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. Note: Includes the consolidation of Citibank as of 4Q17. page 47

Credit Portfolio with Financial Guarantees Provided and Corporate Securities Consolidated In R$billions, end of period Individuals Credit Card Loans Personal Loans Payroll Loans ¹ Vehicle Loans Mortgage Loans Companies Corporate Loans Very Small, Small and Middle Market Loans ² Latin America ³ Total with Financial Guarantees Provided Corporate Securities 4 Total with Financial Guarantees Provided and Corporate Securities Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) 5 2Q18 1Q18 2Q17 1.9% 179.4 8.7% 195.0 191.4 66.1 65.0 1.7% 56.4 17.2% 28.3 27.4 3.5% 25.9 9.6% 45.4 44.7 1.6% 44.8 1.4% 14.7 14.3 2.4% 14.1 3.9% 40.5 40.0 1.3% 38.3 5.9% 228.1 225.0 1.4% 235.2 -3.0% 162.5 162.0 0.3% 175.4 -7.4% 65.6 63.0 4.1% 59.8 9.8% 165.5 150.0 10.3% 137.7 20.1% 588.6 566.4 3.9% 552.3 6.6% 34.6 34.7 -0.2% 35.0 -1.0% 623.3 601.1 3.7% 587.3 6.1% 623.3 621.0 0.4% 618.0 0.9% Breakdown America Latin In R$billions, end of period 2Q18 1Q18 In R$billions, end of period 2Q18 1Q18 Individuals 56.9 51.5 10.5% Argentina 9.3 8.6 8.7% Credit Card Loans 5.4 5.0 8.3% Chile 108.0 98.4 9.7% Personal Loans 24.0 21.4 11.9% Colombia 30.3 27.4 10.7% Mortgage Loans 27.5 25.1 9.8% Paraguay 7.7 6.8 13.1% Companies 108.6 98.5 10.3% Panama 1.4 1.1 31.3% Total with Financial Guarantees Provided 165.5 150.0 10.3% Uruguay 8.9 7.8 13.3% Total with Financial Guarantees Provided 165.5 150.0 10.3% (1) Includes operations originated by the institution and acquired operations; (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Note: Includes the consolidation of Citibank as of 4Q17. Note 2: Excluding the effect of foreign exchange variation, the Corporate Loans portfolio would have decreased 3.1% in the quarter and 10.5% in the 12-month period and the Latin America portfolio would have increased 2.0% in the quarter and 3.1% in the 12-month period. page 48

Credit Portfolio by Product In R$billions, end of period 2Q18 1Q18 2Q17 1.9% 179.1 8.4% Individuals - Brazil (1) 194.1 190.5 Credit Card 66.1 65.0 1.7% 56.4 17.2% Personal Loans 27.3 26.4 3.5% 25.4 7.6% Payroll Loans (2) 45.4 44.7 1.6% 44.8 1.4% Vehicles 14.7 14.3 2.4% 14.1 3.9% Mortgage Loans 40.5 40.0 1.3% 38.3 5.9% Rural Loans 0.1 0.1 -7.2% 0.2 -28.5% Companies - Brazil (1) 169.8 164.4 3.3% 171.6 -1.1% Working Capital (3) 86.1 82.9 3.9% 90.2 -4.5% BNDES/Onlending 19.3 20.7 -7.1% 28.8 -33.1% Export / Import Financing 45.6 41.3 10.6% 30.2 51.2% Vehicles 3.2 2.8 11.8% 2.3 35.7% Mortgage Loans 7.1 7.8 -8.7% 9.5 -25.7% Rural Loans 8.5 8.9 -4.4% 10.6 -19.9% Latin America (4) 154.6 140.6 10.0% 129.2 19.7% Total without Financial Guarantees Provided 518.5 495.5 4.6% 479.9 8.1% Financial Guarantees Provided 70.1 70.9 -1.1% 72.5 -3.2% Total with Financial Guarantees Provided 588.6 566.4 3.9% 552.3 6.6% Corporate Securities (5) 34.6 34.7 -0.2% 35.0 -1.0% Total Risk 623.3 601.1 3.7% 587.3 6.1% (1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay; (5) Includes Debentures, CRI and Commercial Paper. Note: Includes the consolidation of Citibank as of 4Q17. page 49

Credit Portfolio by Currency 1 R$billion Jun-18 223.5 365.1 588.6 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Sep-17 180.7 358.4 539.1 Jun-17 184.9 367.4 552.3 Mar-17 176.5 373.9 550.3 Dec-16 183.3 378.7 562.0 Sep-16 193.8 374.0 567.7 Jun-16 194.9 378.1 573.0 Foreign Currency Local Currency (1) Total with financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. page 50

Credit1 Origination and Private Securities Issuance | Brazil Base 100 = 2Q14 Total Credit2 – Brazil Credit2 - Individuals YoY (%) YoY (%) -4% -24% 21% 24% -9% -22% 13% 14% 100 91 80 91 111 71 100 96 89 73 2Q14 2Q15 2Q16 2Q17 2Q18 2Q14 2Q15 2Q16 2Q17 2Q18 Credit2 – Very Small, Small Credit2 – Corporate Private Securities Issuance3 and Middle Market YoY (%) YoY (%) YoY (%) -64% -15% -14% 12% 13% -8% -26% 10% 8% -31% 403% 30% 100 85 92 100 92 81 162 73 82 68 75 124 100 69 25 2Q14 2Q15 2Q16 2Q17 2Q18 2Q14 2Q15 2Q16 2Q17 2Q18 2Q14 2Q15 2Q16 2Q17 2Q18 Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the quarter, except for private securities issuance. (2) Does not include private securities issuance. (3) Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). pg. 51

Credit Portfolio Growth in Brazil 1 (in R$Billions) Nominal GDP (Jun-14 to Jun-18): 20.0% Accumulated Inflation (IPCA) (Jun-14 to Jun-18): 27.9% Accumulated Interbank Rate: (Jun-14 to Jun-18): 55.9% Credit Card Loans Personal Loans Payroll Loans Vehicle Loans 23.5% -3.0% 51.9% -57.0% 21.4% -3.3% -2.3% -12.3% 66 54 56 54 56 28 30 28 27 46 46 45 45 25 30 34 24 17 14 15 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Mortgage Loans Corporate Loans Very Small, Small and Total Brazil Middle Market Loans 54.1% -18.7% -9.4% -2.4% 11.6% -14.4% 5.7% -0.8% 147 70 67 63 373 401 367 364 36 38 41 131 125 115 107 60 57 351 32 26 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 (1) Loan Portfolio without financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. page 52

Credit Portfolio Breakdown 1 Companies Credit Portfolio by Business Sector 2,3 In R$billions, end of period 2Q18 1Q18 3.7% Public Sector 5.4 5.2 Private Sector | Companies 326.6 313.8 4.1% Real Estate 21.5 21.1 2.2% Food and beverage 18.3 17.8 2.8% Vehicles and auto parts 17.2 17.1 1.1% Agribusiness and fertilizers 16.1 16.1 0.0% Energy and water treatment 15.8 13.8 14.6% Transportation 15.3 15.1 1.5% Banks and other financial institutions 11.7 11.0 6.5% Infrastructure work 10.9 10.8 0.8% Mining 10.1 8.8 14.0% Steel and metallurgy 9.7 8.8 10.5% Telecommunications 9.6 9.1 4.9% Petrochemical and chemical 9.5 8.9 6.7% Sugar and Alcohol 7.7 7.3 5.6% Pharmaceutical and cosmetics 6.7 6.9 -2.9% Capital Assets 6.6 6.4 2.0% Electronic and IT 6.5 6.6 -2.5% Oil and gas 6.3 6.5 -2.9% Construction Material 6.2 5.8 7.1% Clothing and footwear 5.2 4.9 6.4% Services - Other 41.9 38.8 8.1% Commerce - Other 18.6 17.5 6.4% Industry - Other 9.1 8.4 9.5% Other 46.0 46.3 -0.8% Total 332.0 319.0 4.1% Credit Concentration 2 R$million Jun-18 Loan, lease, other credit operations Loan, lease and other and securities of companies and credit operations financial institutions Risk% of Total Risk% of Total Largest Debtor 5,502 0.9 7,761 1.2 10 largest debtors 31,603 5.4 42,938 6.4 20 largest debtors 48,118 8.2 67,517 10.0 50 largest debtors 74,084 12.6 108,967 16.2 100 largest debtors 100,498 17.1 144,136 21.4 3% 2% 7% 9% 38% 11% 12% 18% Other Industry and Extractivism Real Estate and Construction Consumer Goods Vehicles and Transportation Agriculture and Related Banks and other financial institutions Public Sector (1) Includes the consolidation of Citibank as of 4Q17; (2) Includes financial guarantees provided. (3) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Services – Other (+) Commerce – Other (+) Industry – Other (+) Other (+) Telecommunications. page 53

Credit Portfolio by Vintage1,2 Profile of credit portfolio by origination period: ▪ Older vintages with higher spreads are losing relevance compared to the most recent ones. ▪ 55.9% of total origination was created in the past 12 months. 480 495 519 43.1% 40.1% 38.9% 4.3% 4.2% 5.2% 6.9% 6.0% 6.3% 7.1% 7.9% 7.4% 10.6% 9.9% 9.0% 29.9% 31.0% 32.1% 2Q17 1Q18 2Q18 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Includes the consolidation of Citibank as of 4Q17; (2) Does not include financial guarantees provided. R$billion page 54

Evolution of the Credit Portfolio Mix Corporate and Individuals1 | Brazil Individuals 17.4% 21.8% 24.4% 24.3% 25.5% 24.4% 25.0% 23.3% 23.4% 15.3% 15.6% 17.0% 18.5% 19.9% 20.8% 21.4% 20.9% 20.9% 19.8% 15.6% 12.7% 10.7% 9.2% 8.4% 7.9% 7.4% 7.6% 16.4% 15.1% 15.8% 15.2% 15.5% 14.1% 14.2% 13.3% 14.1% 31.1% 32.0% 30.1% 31.3% 29.9% 32.3% 31.5% 35.1% 34.1% Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Credit Card Personal Loans Vehicles Mortgage Loans Payroll Loans Companies 65.4% 68.0% 68.6% 69.7% 67.6% 67.3% 66.7% 64.3% 62.9% 34.6% 32.0% 31.4% 30.3% 32.4% 32.7% 33.3% 35.7% 37.1% Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Very Small, Small and Middle Market Corporate (1) Excluding financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. page 55

Managerial Financial Margin With Clients 2Q18 1Q18 Average Financial Average Rate Average Financial Average Rate In R$millions, end of period Balance Margin (p.a.) Balance Margin (p.a.) 665,879 15,953 646,949 15,261 9.9% Financial Margin with Clients 9.9% Spread-Sensitive Operations 572,345 14,192 10.3% 546,440 13,417 10.3% Working Capital and Other 93,534 1,762 7.7% 100,509 1,844 7.6% Cost of Credit (3,601) (3,788) Risk-Adjusted Financial Margin with Clients 665,879 12,353 7.6% 646,949 11,473 7.4% Financial Margin with Clients Breakdown (Quarter) R$million 15,953 15,261 360 45 (12) 117 42 (123) 264 BRAZIL 1Q18 Mix of products 1 Average Asset Asset Spreads 3 Number of calendar Liabilities Margin Working Capital and Latin America 2Q18 Portfolio 2 days other Financial Margin with Clients Note: For comparison purposes, Itaú Unibanco Holding managerial figures include adjustments for non-recurring effects, tax effect of hedge of investments abroad and sovereign bonds. (1) Change in the composition of assets with credit risk between periods; (2) Considers credit and private securities portfolio net of overdue balance over 60 days; (3) Spreads variation of assets with credit risk between periods. page 56

Financial Margin with Clients | Annualized Average Rate Annualized Average Rate | Consolidated 10.5% 10.8% 10.3% 10.3% 6.8% 6.6% 6.7% 7.3% 3Q16 4Q16 1Q17 2Q17 Annualized Average Rate | Brazil 13.0% 13.3% 12.6% 12.6% 8.4% 8.2% 8.2% 8.9% 3Q16 4Q16 1Q17 2Q17 Annualized average rate of financial margin with clients Note: Includes the consolidation of Citibank as of 4Q17. 10.1% 9.9% 9.9% 7.4% 7.1% 7.4% 3Q17 4Q17 1Q18 12.3% 12.0% 12.0% 9.2% 8.9% 9.0% 3Q17 4Q17 1Q18 Annualized average risk-adjusted financial margin with clients 9.9% 7.6% 2Q18 12.2% 9.5% 2Q18 page 57

Loan Portfolio Mix Change 1 (%) Consolidated Jun-18 19.3 12.1 2.8 12.7 5.3 9.2 8.8 29.8 Jun-18 27.5 17.2 4.0 18.2 7.5 13.1 12.5 Brazil 2 Jun-17 30.1 16.2 4.0 16.1 7.2 13.6 12.8 Jun-16 31.3 16.1 4.6 14.9 7.7 12.8 12.7 Jun-15 34.2 16.6 5.9 14.0 7.4 10.6 11.3 Jun-14 33.1 18.2 9.1 14.4 7.6 9.7 8.0 Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Latin America 3 Mortgage Loans Payroll Loans (individual and companies) (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. Note: Includes the consolidation of Citibank as of 4Q17. page 58

Financial Margin with the Market 1.7 1.7 1.7 1.8 1.8 1.7 1.6 1.6 1.5 R$billion 1.4 1.7 1.5 1.7 2.0 1.9 1.6 1.7 1.4 1.4 0.1 1.3 1.5 1.8 1.7 1.6 1.2 1.3 1.1 1.2 1.3 0.9 0.3 0.3 0.3 0.2 0.3 0.5 0.1 0.2 0.2 0.2 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Sale of B3 Shares Financial Margin with the Market - Brazil 1 Financial Margin with the Market - Latin America 2, 3 1-year moving average of Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil; (3) The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. Note: Includes the consolidation of Citibank as of 4Q17. page 59

Provision for Loan Losses and Cost of Credit Provision for Loan Losses by Segment R$million 4.4% 4.6% 5.8% 5.0% 5.0% 4.7% 4.5% 3.9% 4.3% 4.3% 7,824 4.1% 3.6% 3.7% 3.3% 3.4% 5,714 5,768 5,997 6,366 6,337 6,169 5,823 5,392 4,828 772 4,948 4,282 4,483 4,111 4,271 358 392 399 383 396 412 757 432 338 1,892 1,629 1,295 1,362 2,728 1,546 1,825 1,070 1,410 598 514 701 554 621 1,112 4,302 4,621 4,323 4,395 619 532 248 393 168 3,378 3,464 3,747 3,932 3,996 3,550 3,732 3,236 3,534 3,165 3,482 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Provision for Loan Losses / Loan Portfolio (*) - Annualized (*) Average balance of the loan portfolio, considering the last two quarters. Cost of Credit (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) R$million 4.4% 4.1% 4.2% 3.7% 3.6% 3.0% 2.7% 2.9% 2.5% 2.4% 7,211 6,335 5,582 6,352 5,281 4,474 3,990 4,257 3,788 3,601 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Cost of Credit Cost of Credit / Total Risk (*) - Annualized (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters. Note: Includes the consolidation of Citibank as of 4Q17. page 60

Allowance for Loan Losses by Risk– Consolidated Allocation of Total Allowance(*) by Type of Risk - Consolidated R$billion Regulatory Breakdown 36.1 37.4 36.7 36.1 Expected and/or Complementary Allowance Potential Loss Related to expected Retail - Brazil1 6.0 7.6 9.4 17.2 16.1 16.1 loss in Retail segment and potential loss in Wholesale segment Wholesale -Brazil1 7.7 Latin America2 2.5 Allowance for Financial Guarantees Provided 1.8 Potential³ Aggravated 9.9 9.9 10.0 Renegotiation and overdue loans Related to aggravated risk rating of overdue and renegotiated operations Renegotiations (non-overdue / aggravated) Retail - Brazil1 1.0 4.0 5.0 Wholesale -Brazil1 0.3 3.5 3.8 Latin America2 0.3 1.0 1.3 Generic Allowance 12.9 Overdue 10.3 10.6 10.0 Overdue operations Fully Provisioned according to the 2.6 5.1 Brazilian Central Bank Retail - Brazil1 7.6 Related to minimum 0.3 0.8 1.0 provision required for Wholesale -Brazil1 overdue operations Latin America2 0.6 0.7 1.3 according to CMN Resolution 2,682/1999 Specific Allowance 13.8 Jun-17 Mar-18 Jun-18 (1) Includes units abroad ex-Latin America; (2) Excludes Brazil; (3) Allowance for potential losses includes the provision for financial guarantees provided. (*) Total allowance includes allowance for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Note: Includes the consolidation of Citibank as of 4Q17. Jun-18 page 61

Non Performing Loans Ratios 90-day NPL Ratio| Consolidated (%) 15 to 90-day NPL Ratio | Consolidated -% 3.7 4.4 4.5 4.2 3.9 3.8 3.7 3.7 3.3 3.6 3.6 3.3 3.4 3.3 3.5 3.6 3.4 3.2 3.2 3.1 3.1 2.9 3.0 3.1 3.2 3.2 2.9 3.0 2.9 3.1 2.8 3.1 2.8 3.0 2.8 2.7 2.9 3.0 3.1 2.7 2.8 2.8 2.7 2.7 1.6 2.7 0.7 1.1 1.1 1.1 1.1 1.3 1.2 1.4 1.5 1.5 1.9 1.8 1.8 2.1 2.7 2.7 2.7 2.6 2.5 1.0 Jun-14 Mar-15 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Jun-14 Mar-15 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Total Brazil1 Latin America2 Total Brazil1 Latin America2 90-day NPL Ratio | Brazil 1 (%) 15 to 90-day NPL Ratio | Brazil 1 -% 5.6 6.0 6.0 5.6 4.9 5.2 5.1 4.9 4.8 5.6 5.9 5.3 4.6 4.5 4.8 4.2 4.3 4.2 4.3 4.6 5.1 4.9 4.0 3.7 3.5 3.5 4.5 3.5 4.1 4.0 4.3 3.7 3.6 3.6 4.2 4.2 3.7 3.3 2.3 3.0 2.4 2.3 1.1 1.8 1.5 1.6 1.6 1.2 1.0 1.8 1.0 2.6 1.2 1.4 1.5 2.0 2.8 0.7 1.0 1.0 1.0 2.5 0.8 0.6 1.8 1.7 Jun-14 Mar-15 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Jun-14 Mar-15 Jun-15 Mar-16 Jun-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. Includes the consolidation of Citibank as of 4Q17. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. page 62

NPL Ratio Evolution – Individuals (Brazil) NPL Ratio (Over 90 days) -% 5.2 Mix jun-12 5.0 4.9 4.5 Jun-17 Dec-17 Jun-18 Note: Includes the consolidation of Citibank as of 4Q17. page 63

NPL Creation 6.8 R$billion 5.3 5.3 4.9 4.4 5.0* 4.4 4.4 3.8 4.2 4.1 3.8 3.8 3.6 3.5 2.3 3.5 3.3 3.2 1.1 0.8 1.0 0.5 0.5 1.1* 0.4 0.8 0.7 0.5 0.1 0.4 0.5 0.2 0.2 0.5 -0.3 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil * Excluding the exposure of a corporate cliente, the Total NPL Creation would have been R$4.5 billion and the Wholesale Banking in Brazil NPL Creation would have been R$0.6 billion. Note: Includes the consolidation of Citibank as of 4Q17. page 64

Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil 99% 3.3 3.2 3.2 1Q18 Wholesale Banking - Brazil 34% 0.5 0.4 1.1 1Q18 Latin America ex–Brazil 79% 0.5 0.6 0.7 1Q18 Total 82% 4.4 4.1 5.0 1Q18 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation Note: Includes the consolidation of Citibank as of 4Q17. R$billion 100% 3.5 3.5 2Q18 R$billion -66% 0.2 -0.3 2Q18 R$billion 114% 0.6 0.5 2Q18 R$billion 113% 4.3 3.8 2Q18 page 65

Coverage Ratio Total 90-day Coverage Ratio 715% 932% 908% 494% 562% 553% 345% 232% 228% 231% 231% 245% 247% 249% 213% 221% 231% 243% 241% 219% 202% 159% 159% 162% 165% 166% 164% 166% Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Total - Brazil Retail - Brazil Latin America ex-Brazil (*) Excluding the exposure of a corporate client, the Total coverage ratio would have been 244% and the Wholesale Banking in Brazil coverage ratio would have been 845%. 952% 618% * 241% 253% 204% 220% 169% 169% Mar-18 Jun-18 Wholesale - Brazil Balance of Allowance for Loan Losses R$million 38,470 39,103 37,431 37,640 37,417 36,630 37,309 36,661 36,118 Complementary Allowance - expected loss 10,224 10,440 8,971 8,810 8,161 7,958 10,440 8,745 7,586 9,396 model 1,870 1,884 1,927 1,950 1,863 1,810 Provision for Financial Guarantees Provided 25,536 25,721 24,093 23,798 23,530 22,566 23,260 22,555 22,112 Allowance for Loan Losses Specific + Generic - Brazil ¹ 2,710 2,942 2,899 3,000 3,194 3,392 3,940 4,285 4,611 Allowance for Loan Losses - Latin America ² Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 (1) Includes foreign units, excluding Latin America. (2) Excluding Brazil. Note: Includes the consolidation of Citibank as of 4Q17. page 66

Coverage Ratio (90-day NPL) Coverage Ratio and Expanded Coverage Ratio (1) Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. (2) Excluding the exposure of a corporate cliente, the Total coverage ratio would have been 244% and the Wholesale Banking in Brazil coverage ratio would have been 845%. (*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Note: Includes the consolidation of Citibank as of 4Q17. Coverage Ratio 952% 715% 2 618% 245% 220% 204% 166% 169% 169% Jun-17 Mar-18 Jun-18 Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil page 67

Loan Portfolio Evolution by Risk Level Brazil 1 Consolidated Total Allowance for Loan Losses (R$million) 33,469 31,976 31,026 37,417 36,661 36,118 Loan Portfolio by Risk Level 43.7% 43.2% 44.2% 42.7% 43.2% 43.6% 35.6% 37.2% 36.6% 33.8% 34.9% 33.5% 5.3% 5.0% 5.0% 9.7% 8.8% 9.5% 4.0% 4.1% 4.2% 4.3% 4.0% 4.8% 11.4% 10.5% 9.9% 9.6% 9.1% 8.5% jun-17 mar-18 jun-18 jun-17 mar-18 jun-18 AA A B C D-H (1) Includes units abroad ex-Latin America. Note: Includes the consolidation of Citibank as of 4Q17. Note 2: Loan portfolio without financial guarantees provided. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. page 68

Renegotiated Loan Operations Total Renegotiated Portfolio | Breakdown by Days Overdue Brazil 1 R$billion Days overdue: 22.7 23.8 22.9 23.1 24.6 24.5 24.4 25.5 25.2 measured at the moment of 24.1 25.3 24.3 24.7 26.4 26.4 26.4 27.6 27.5 renegotiation 1.4 1.5 1.5 1.6 1.8 1.9 2.0 2.0 2.3 Latin America 2 1.9 1.9 1.9 1.8 2.0 1.9 1.9 1.9 1.8 When Written-off as a Loss 6.8 7.2 7.6 7.3 8.2 7.8 7.7 8.4 8.5 When over 90 days overdue 6.1 6.4 5.6 5.6 6.2 5.9 5.9 5.9 5.2 When 31-90 days overdue 2.2 2.1 1.4 1.3 1.4 1.3 1.3 1.2 1.2 When up to 30 days overdue 5.6 6.2 6.4 7.0 6.9 7.6 7.7 8.2 8.5 When non-overdue Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Allowance for Loan Losses for Renegotiated Loans Portfolio 90-day NPL of Renegotiated Loans Portfolio R$billion R$billion 43.3% 44.2% 40.8% 40.1% 41.2% 40.2% 40.9% 40.3% 39.9% 26.4% 20.7% 20.8% 19.7% 17.6% 17.2% 16.5% 17.9% 15.0% 24.1 25.3 24.3 24.7 26.4 26.4 26.4 27.6 27.5 6.7 11.2 11.1 5.0 5.1 4.9 4.6 4.6 4.4 4.9 4.1 10.4 9.9 9.9 10.9 10.6 10.8 11.0 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Total Renegotiated Loans Portfolio 90-day NPL Allowance for Loan Losses for Renegotiated Loans Portfolio Total of Renegotiated Loans Portfolio 90-day NPL Ratio Renegotiated Loans Portfolio Allowance for Loan Losses for Renegotiated Loans Portfolio/ Renegotiated Loans Portfolio (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. Note: Includes the consolidation of Citibank as of 4Q17. page 69

Credit Quality | Individuals Credit Cards Portfolio Loan-to-Value in Jun-18 Vehicles and Mortgage | Vintages 9.7% 21.4% 55.7% 54.5% 56.8% 57.4% 56.9% 57.3% 7.6% 9.3% 82.7% 69.4% Itaú Unibanco Brazilian Financial System Jun-17 Mar-18 Jun-18 excluding Itaú Unibanco Transactor² Installment with Interest Revolving Credit + Overdue Loans ¹ Vehicles Mortgage Loans Composition of the Payroll Loans Portfolio Change in the Mix of the Individuals Portfolio in Brazil 3 in Jun-18 12.1% 11% 13.6% Payroll Loans 13% Mortgage Loans 29.6% Vehicles Personal Loans 17.5% 76% Credit Card 27.2% Private Sector Public Sector INSS Jun-13 (1) Includes nonperforming loans 90 days and overdue loans 1-90 days. (2) Includes installment without interest; (3) Includes the consolidation of Citibank as of 4Q17. 23.4% 20.9% 7.6% 14.1% 34.1% Jun-18 page 70

Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds In R$millions 2Q18 1Q18 1H18 1H17 3,139 5,965 3.7% Credit Cards 3,050 -2.8% 6,189 Current Account Services 1,819 1,818 0.1% 3,637 3,330 9.2% Asset Management ¹ 1,106 1,014 9.1% 2,119 1,677 26.4% Credit Operations and Guarantees Provided 847 845 0.2% 1,692 1,664 1.7% Collection Services 483 457 5.7% 940 836 12.5% Advisory Services and Brokerage 418 321 29.9% 739 588 25.8% Other 285 264 7.9% 548 580 -5.4% Latin America (ex-Brazil) 719 670 7.3% 1,390 1,243 11.8% Commissions and Fees 8,726 8,528 2.3% 17,255 15,881 8.6% Result from Insurance Operations ² 1,645 1,602 2.7% 3,247 3,058 6.2% Total 10,371 10,130 2.4% 20,501 18,940 8.2% Operational Coverage Ratio 85.8% 86.8% R$million 82.1% 75.8% 80.3% 82.2% 83.3% 82.7% 84.6% 9,376 9,380 9,576 9,441 9,498 9,845 10,486 10,130 10,371 34.8% 34.2% 33.7% 35.2% 35.3% 37.0% 38.2% 37.3% 37.5% 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Commissions and Fees and Result from Insurance Operations² Commissions and Fees and Result from Insurance Operations² / Operating Revenues³ Commissions and Fees and Result from Insurance Operations² / Non-interest Expenses (1) Includes fund management fees and consortia management fees. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. (3) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Note: Includes the consolidation of Citibank as of 4Q17. page 71

Merchant Acquiring - REDE Credit Card Transaction Volume R$million 68,259 60,938 61,937 63,558 69,425 65,915 61,328 62,370 63,345 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Numbers Jun-18 % growth 2Q18 x 2Q17 POS number 1,1 million -15.2% Purchase volume R$101,7 billion 8.3% Debit Card Transaction Volume R$million 37,548 38,711 35,595 35,818 32,070 32,851 32,867 32,014 32,234 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Service Revenues from Acquiring R$million 1,447 1,501 1,535 1,444 1,433 1,401 1,399 1,283 1,227 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 page 72

Insurance Operations | Pro Forma Income Statement 2Q18 Recurring Other Total Recurring Activities In R$millions Activities Activities 1Q18 2Q17 917 893 2.7% 899 2.0% Earned Premiums 1,002 85 Revenues from Pension Plan and Premium Bonds 308 308 - 203 51.5% 230 34.3% Retained Claims (335) (241) (94) (200) 20.4% (165) 46.1% Selling Expenses (19) (1) (18) (3) -49.2% (5) -71.9% Result from Insurance, Pension Plan and Premium Bonds 956 982 (26) 893 10.0% 959 2.5% Managerial Financial Margin 120 68 53 49 39.3% 50 35.5% Commissions and Fees 528 524 4 548 -4.3% 484 8.2% Earnings of Affiliates 104 104 - 95 8.9% 94 9.7% Non-interest Expenses (509) (487) (22) (467) 4.3% (420) 16.0% Tax Expenses for ISS, PIS and Cofins and other taxes (87) (85) (2) (87) -2.3% (73) 17.1% Income before Tax and Minority Interests 1,112 1,106 6 1,031 7.3% 1,095 1.0% Income Tax/Social Contribution and Minority Interests (475) (472) (3) (399) 18.1% (468) 0.8% Recurring Net Income 638 634 4 631 0.4% 627 1.1% Net Income and Insurance Ratio1 R$millions 13.1% 12.2% 11.1% 12.6% 9.7% 10.3% 11.7% 10.6% 10.0% 728 683 643 777 600 641 735 682 638 72 69 73 49 73 217 63 62 39 38 211 218 205 161 209 341 195 251 417 381 358 460 402 348 374 398 344 28 15 7 27 (27) 21 (29) 50 4 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Other Activities Insurance - Recurring Activities Pension Plan Premiums Bonds Insurance Ratio ¹ Note: Our recurring activities consist of mass-market products related to Life, Property, Credit Life, Pension and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other. (1)Insurance Ratio = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income. page 73

Insurance Operations | Insurance Core Activities Net Income and Underwriting Margin R$million Combined Ratio 1 82.8% 78.0% 78.5% 49.8% 52.3% 74.2% 74.9% 48.1% 47.2% 745 39.8% 57.5% 648 717 701 687 54.9% 52.0% 53.3% 43.9% 0.4% 0.3% 0.2% 0.1% 402 374 398 0.5% 29.1% 30.0% 31.9% 32.4% 348 344 26.7% 16.7% 25.5% 21.7% 21.3% 25.0% 2Q17 3Q17 4Q17 1Q18 2Q18 2Q17 3Q17 4Q17 1Q18 2Q18 Selling Expenses/Earned Premiums Net Income Underwriting Margin Underwriting Margin / Earned Premiums Administrative Expenses and Other/Earned Premiums Insurance Claims/Earned Premiums Extended Combined Ratio Earned Premiums Breakdown R$million Retained Claims Breakdown R$million 899 874 919 893 917 150 222 199 190 229 7.0% 5.6% 6.8% 7.4% 4.2% 5.1% 5.5% 4.0% 5.1% 10.8% 10.1% 10.5% 10.5% 10.2% 4.3% 5.0% 7.3% 6.1% 9.8% 3.8% 2.3% 5.7% 1.8% 1.9% 1.8% 1.8% 1.7% 14.4% 13.0% 3.9% 3.3% 3.7% 16.0% 15.8% 16.2% 15.7% 16.1% 8.9% 12.0% 11.5% 14.9% 5.2% 6.5% 11.3% 12.0% 13.4% 13.8% 14.2% 14.6% 15.0% 54.5% 53.0% 52.6% 53.3% 51.9% 65.2% 65.3% 63.4% 57.4% 56.0% 2Q17 3Q17 4Q17 1Q18 2Q18 2Q17 3Q17 4Q17 1Q18 2Q18 Life and Personal AccidentsProtected Card Credit Life Property risk Mortgage Other Life and Personal AccidentsProtected Card Credit Life Property risk Mortgage Other (1) The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees. page 74

Pension Plan Segment Focus on Client Experience 7 Reasons to Invest 1 Plan your retirement 2 Pay your future health expenses 3 Invest in your kids’ education 4 Plan your taxes expenses 5 Improve your investment return Recurring Net Income R$million 341 251 211 218 205 217 209 195 161 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Technical Provisions R$billion 6 Flexibility to change pension plan 7 Succession planning Concept 1,3,6,9: How much do the client have to save to enjoy a peaceful retirement? 136.7 142.7 149.4 157.4 163.0 177.3 182.4 185.2 170.7 Years of salary accumulated Age 1 35 3 45 6 55 9 65 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 page 75

Non-interest Expenses In R$billions 2Q18 1Q18 1H18 1H17 (4.9) (9.8) 2.5% Personnel Expenses (5.1) 3.3% (10.0) Administrative Expenses (4.0) (3.7) 6.7% (7.7) (7.8) -1.3% Personnel Expenses and Administrative Expenses (9.0) (8.6) 4.8% (17.7) (17.5) 0.8% Operating Expenses (1.2) (1.1) 6.0% (2.3) (2.3) -2.1% Other Tax Expenses (1) (0.1) (0.1) 3.4% (0.2) (0.2) -4.6% Total Brazil ex-Citi (10.3) (9.8) 4.9% (20.1) (20.0) 0.5% Latin America (ex-Brazil) (2) (1.6) (1.5) 9.2% (3.1) (2.5) 21.0% Citibank (0.4) (0.4) -7.7% (0.8) - 0.0% Total (12.3) (11.7) 5.0% (23.9) (22.6) 6.1% (1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation; Branches and Client Service Branches 3,4 Number of Employees 5 Amout 96,460 95,984 94,779 94,955 95,065 96,326 99,332 99,618 99,914 13,193 13,531 13,552 13,260 13,116 13,204 13,282 13,223 13,205 5,154 5,119 5,103 5,005 4,955 4,981 4,976 572 570 577 4,919 4,904 716 695 648 620 609 643 115 130 135 144 154 156 160 160 160 3,707 3,664 3,653 3,553 3,523 3,523 3,591 3,587 3,531 82,213 81,737 80,871 81,219 81,252 82,401 85,537 85,843 86,144 794 780 766 757 736 718 703 704 697 538 545 549 551 542 522 527 525 516 jun-16 set-16 dez-16 mar-17 jun-17 set-17 dez-17 mar-18 jun-18 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Branches + CSB (Latin America ex-Brazil) CSB - Brazil Brazil Abroad (ex-Latin America) Latin America Brick and Mortar Branches - Brazil Digital Branches - Brazil (3) Includes IBBA representative offices abroad; (4) Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Uruguay, Panama and Paraguay; (5) For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us. Note: Includes the consolidation of Citibank as of 4Q17. page 76

Efficiency Ratio and Risk-Adjusted Efficiency Ratio 69.8 69.6 68.6 64.5 63.4 63.3 65.7 60.8 61.0 44.9 48.0 44.8 43.6 45.7 47.3 49.2 45.9 47.1 67.7 69.3 70.1 68.2 66.6 65.0 64.2 63.3 62.7 44.6 45.6 45.3 45.3 45.5 45.3 46.4 47.0 47.4 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%) Risk-Adjusted = Efficiency Ratio Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes) Note: Includes the consolidation of Citibank as of 4Q17. page 77

Balance Sheet – Assets and Liabilities 1 R$million Assets 2Q18 1Q18 2Q17 1.2% 1,422,005 6.5% Current and Long-term Assets 1,514,685 1,496,519 Cash and Cash Equivalents 25,402 25,444 -0.2% 22,700 11.9% Short-term Interbank Investments 277,465 264,524 4.9% 288,333 -3.8% Securities and Derivative Financial Instruments 449,462 451,167 -0.4% 389,593 15.4% Interbank and Interbranch Accounts 119,863 131,618 -8.9% 117,856 1.7% Loan, Lease and Other Loan Operations 518,510 495,484 4.6% 479,875 8.1% (Allowance for Loan Losses) (34,308) (34,798) -1.4% (35,533) -3.4% Other Assets 158,292 163,081 -2.9% 159,182 -0.6% Permanent Assets 27,999 27,835 0.6% 26,330 6.3% Total Assets 1,542,684 1,524,354 1.2% 1,448,335 6.5% Liabilities 2Q18 1Q18 2Q17 1,391,216 1.0% 1,315,971 6.8% Current and Long-Term Liabilities 1,405,008 Deposits 426,595 407,949 4.6% 352,327 21.1% Deposits Received under Securities Repurchase Agreements 315,554 310,609 1.6% 339,123 -7.0% Fund from Acceptances and Issue of Securities 115,008 115,237 -0.2% 108,076 6.4% Interbank and Interbranch Accounts 42,871 42,506 0.9% 36,126 18.7% Borrowings and Onlendings 61,872 63,230 -2.1% 69,530 -11.0% Derivative Financial Instruments 31,655 34,355 -7.9% 20,727 52.7% Technical Provisions for Insurance, Pension Plans and Premium Bonds 191,765 188,827 1.6% 169,747 13.0% Other Liabilities 219,688 228,503 -3.9% 220,314 -0.3% Deferred Income 2,678 2,408 11.2% 2,181 22.8% Minority Interest in Subsidiaries 13,240 12,219 8.4% 11,804 12.2% Stockholders' Equity 121,758 118,511 2.7% 118,379 2.9% Total Liabilities and Equity 1,542,684 1,524,354 1.2% 1,448,335 6.5% (1) Includes the consolidation of Citibank as of 4Q17. page 78

Total Assets 1 | Evolution and Breakdown 1,503.5 1,427.1 2016 2017 Securities and Derivatives Breakdown 6.2% Pension Plans Fund Quotas 6.8% Domestic Government Bonds 13.2% 39.4% Corporate Securities International Government Bonds Derivatives 34.4% (1) Includes the consolidation of Citibank as of 4Q17; (2) Net of Allowance for Loan Losses. 1,542.7 484.2 449.5 422.7 158.3 28.0 2Q18 Loans Breakdown 2.8% 5.3% 8.8% 9.2% 12.7% 12.1% R$billion 31.4% Loans 2 29.1% Securities and Derivatives Financial Instruments 27.4% Cash and Cash Equivalents, Interbank Investments and Interbank and Interbranch Accounts 10.3% Other 1.8% Permanent Assets Latin America Corporate SME's 29.8% Credit Cards Mortgage (includes individuals and companies) Payroll Loans to Individuals 19.3% Personal Loans Vehicles page 79

Total Liabilities 1 | Evolution and Breakdown R$billion 1,503.5 1,542.7 1,427.1 533.5 323.6 191.8 181.7 136.4 121.8 53.9 2016 2017 2Q18 34.6% Deposits, Debentures and Funds from Bills and Structured Operations Certificates 21.0% Deposits Received under Securities, Repurchase Agreements and Fund from Acceptances and Issue of Securities 2 12.4% Technical Provisions for Insurance, Pension Plans and Capitalization 11.8% Others 3 8.8% Interbank and Interbranch Accounts, Borrowings and Onlendings and Derivative Financial Instruments 7.9% Stockholder´s Equity 3.5% Subordinated Debt 4 (1) Includes the consolidation of Citibank as of 4Q17; (2) Net of Allowance for Loan Losses; (2) Does not include debentures, Funds from Bills and Structured Operations Certificates; (3) Includes Deferred Income, Minority Interest in Subsidiaries and Other Liabilities; (4) Considers in the 1Q18, perpetual subordinated notes. page 80

Funding • • Loan Portfolio mainly funded by domestic client funding Diversified funding base In R$millions, end of period 2Q18 1Q18 2Q17 6.3% 63,989 10.4% Demand Deposits 70,646 66,430 Savings Deposits 127,342 122,412 4.0% 109,517 16.3% Time Deposits 225,762 215,743 4.6% 176,133 28.2% Debentures (Linked to Repurchase Agreements and Third Parties’ Operations) 35,392 45,030 -21.4% 89,814 -60.6% Funds from Bills (1) and Structured Operations Certificates 71,540 73,821 -3.1% 66,387 7.8% (1) Funding from Account Holders and Institutional Clients 530,682 523,436 1.4% 505,840 4.9% Onlending 20,221 21,893 -7.6% 27,193 -25.6% (2) Total - Funding from Clients 550,902 545,329 1.0% 533,033 3.4% Assets Under Administration 1,050,220 1,026,534 2.3% 900,543 16.6% Technical Provisions for Insurance, Pension Plan and Premium Bonds 191,765 188,827 1.6% 169,747 13.0% (3) Total – Clients 1,792,887 1,760,690 1.8% 1,603,324 11.8% Interbank deposits 2,843 3,361 -15.4% 2,686 5.8% Funds from Acceptance and Issuance of Securities 43,468 41,416 5.0% 41,689 4.3% Total Funds from Clients + Interbank Deposits 1,839,198 1,805,467 1.9% 1,647,699 11.6% In R$millions, end of period 2Q18 1Q18 2Q17 1.0% 533,033 3.4% Funding from Clients 550,902 545,329 Funds from Acceptance and Issuance of securities Abroad 43,468 41,416 5.0% 41,689 4.3% Borrowings 41,652 41,337 0.8% 42,337 -1.6% Other (2) 30,613 36,592 -16.3% 32,543 -5.9% Total (A) 666,635 664,674 0.3% 649,603 2.6% (-) Reserve Required by Brazilian Central Bank (93,008) (99,132) -6.2% (92,465) 0.6% (-) Cash (currency) (3) (25,402) (25,444) -0.2% (22,700) 11.9% Total (B) 548,225 540,097 1.5% 534,438 2.6% Loan Portfolio (C) (4) 518,510 495,484 4.6% 479,875 8.1% Loan Portfolio / Gross Funding (C/A) 77.8% 74.5% 320 bps 73.9% 390 bps Loan Portfolio / Net Funding (C/B) 94.6% 91.7% 280 bps 89.8% 480 bps (1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (4) The loan portfolio balance does not include financial guarantees provided. Note: Includes the consolidation of Citibank as of 4Q17. page 81

Funding Funding from Clients 1 1,648 1,682 1,747 1,805 1,839 1,556 1,595 1,479 1,543 1,028 1,070 1,116 1,154 1,215 1,242 909 966 971 336 342 348 329 332 328 336 335 333 163 165 169 168 174 171 189 189 198 In R$billions Demand and savings Deposits Time Deposits + Debentures + Funds From Bills Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Premium Bonds Total Funds from Clients + Interbank Deposits Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 (1) Includes institutional clients in the proportion of each type of product invested by them. Ratio between Loan Portfolio and Funding 2% Funding (Maturity Breakdown) 89.0% 88.8% 88.9% 90.0% 89.8% 90.8% 91.1% 91.7% 94.6% 181-365 76.2% 75.4% 74.3% 74.6% 73.9% 73.9% 74.4% 74.5% 77.8% 31-180 654 657 661 641 650 633 664 665 667 94 99 495 109 109 115 118468 122 494 125 495 118519 498 491 478 480 560 558 553 531 534 515 542 540 548 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 0-30 Loan Portfolio ³ / Gross Funding Funding from Clients (R$billion) Reserve Requirements and Cash Loan Portfolio ³ / Funding 4 Loan Portfolio (R$billion) ³ 6.7% 9.8% 36.8% Over 365 46.7% (2) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (3) The loan portfolio balance does not include financial guarantees provided; (4) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents. Note: Includes the consolidation of Citibank as of 4Q17. page 82

Capital Ratios (BIS) | Prudential Conglomerate 1 In R$millions, end of period 2Q18 1Q18 131,812 Consolidated stockholders’ equity (BACEN) 135,734 Deductions from Core Capital (25,277) (21,477) Core Capital 110,457 110,336 Additional Capital 7,746 75 Tier I 118,203 110,410 Tier II 15,869 15,868 Referential Equity (Tier I and Tier II) 134,072 126,278 Required Referential Equity 67,338 65,562 ACPRequired 18,542 18,053 Total Risk-weighted Exposure (RWA) 780,728 760,139 Credit Risk-weighted Assets (RWACPAD) 685,245 665,358 Operational Risk-weighted Assets (RWAOPAD) 70,468 70,468 Market Risk-weighted Assets (RWAMINT) 25,015 24,313 Tier I (Core Capital + Additional Capital) 15.1% 14.5% Tier II 2.0% 2.1% BIS (Referential Equity / Total Risk-weighted Exposure) 17.2% 16.6% (1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. page 83

Capital Ratios Full application of Basel III rules │June 30, 2018 16.1% 0.6% (1) - 0.8% - 1.8% 13.5% 0.3% 13.8% 0.4% 14.2% 0.6% 0.6% 1.0% 15.5% 13.2% 13.2% 12.9% Tier I Capital Investment in XP (3) Additional dividends Tier I Capital Net Income, RWA, Tier I Capital AT1 issued Tier I Capital Dec-17 (2) and IOC Dec-17 Tax Assets and Other Jun-18 Mar-18 (4) Jun-18 Common Equity Tier I (CET I) Additional Tier I (AT1) (1) The impact of 0.6% represents AT1 issued. (2) Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies, the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which was 10.8% in 2017, is at 11.6 nowadays, will be 12.5 in 2019. (3) Based on preliminary information. (4) Includes a 10 basis points impact from the exchange rate variation over the Additional Tier I Capital perpetual notes. page 84

Capital Requirement under the Basel Committee, BACEN and ITUB Target Minimum Capital Required ITUB Target Basel II Basel III 15.0% 1.5% 11.0% 11.5% 1.5% 2.0% Subordinated 8.0% 5.5% 1.5% If total capital falls below 11.5%, debt (TII) restrictions will T1= 13.5% Stockholders`equity 4.0% 12.0% start to be applied (CET1) 8.0% T1= 9.5% to the distribution Perpetual of dividends and 5.5% bonus Bonds (AT1) 4.0% T1= CET1 + AT1 2004 2004 2019 (Basel) (BACEN) Deductions 0% 0% 100% 100% Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% page 85

Payout Practice In order to manage capital efficiently, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to: ▪ Maintain the practice of paying dividends and interest on own capital at 35% of net income, however we excluded the maximum limit previously determined at 45%. ▪ Set forth, through the Board of Directors, the total amount to be distributed each year considering: • the company’s capitalization level, according to rules issued by the Brazilian Central Bank; • the minimum Tier 1 Capital* of 13.5% determined by the Board of Directors. We highlight that this ratio must be composed of at least 12% of Core Capital; • the profitability in the year; • the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement; • changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum distribution set forth in the Bylaws. Total Payout1 simulation to keep Tier I Capital* at 13.5% under different return and growth scenarios: ROE3 15.00% 17.50% 20.00% 22.50% 25.00% 5.00% 65 – 70% 70 – 75% 75 – 80% 80 – 85% 85 - 90% RWA2 10.00% 40 – 45% 45 – 50% 50 – 55% 55 – 60% 60 – 65% Growth 15.00% 35% 35% 35 – 40% 40 – 45% 45 – 50% * Taking into consideration the full application of Basel III rules, in addition to the impact from the acquisition of the minority interest of 49.9% in XP Investimentos. (1) Includes total amounts of dividends and share buyback. Simulations include the June 2017 base and Citibank’s Brazilian retail business and the 49.9% minority interest in XP Investimentos transactions; (2) Risk-Weighted Assets; (3) Return on Equity. page 86

Distribution of Added Value in the 2Q18 RENTAL PAYMENTS R$0.4 billion 2% 18% TAXES, 33% R$18.3 FEES AND CONTRIBUTIONS billion R$6.0 billion 29% EMPLOYEES R$5.2 billion REINVESTMENTS R$3.3 billion SHAREHOLDERS R$3.4 billion 18% 3% 14% Controllers Free Float 1% approximately Non- 130 thousand Controllers direct shareholders approximately 1 million indirect shareholders* in Brazil Note: includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin. * Indirect shareholders are individuals or institutional investors who have indirectly bought our shares through an investment fund. page 87

Basel III – Brazilian Phase-in Requirements1 2013 2014 2015 2016 2017 2018 ² 2019 ² Common Equity Capital Ratio 4.50% 4.50% 4.50% 5.13% 8.00% to 10.50% 6.00% 6.88% to 8.75% (Minimum + Additional) Tier I Capital Ratio 5.50% 5.50% 6.00% 6.63% 7.50% 8.38% to 10.25% 9.50% to 12.00% (Minimum + Additional) Total Capital Ratio 11.00% 11.00% 11.00% 10.50% 10.75% 11.00% to 12.88% 11.50% to 14.00% (Minimum + Additional) Capital Deductions 0.00% 20.00% 40.00% 60.00% 80.00% 100.00% 100.00% 2015 2016 2017 2018 2019 Common Equity Capital Ratio 4.50% 4.50% 4.50% 4.50% 4.50% Tier I 6.00% 6.00% 6.00% 6.00% 6.00% Total Capital 11.00% 9.88% 9.25% 8.63% 8.00% Additional Common Equity Tier I (ACP) 3 0.00% 0.63% 1.50% 2.38% 3.50% Conservation 0.00% 0.63% 1.25% 1.88% 2.50% Countercyclical 4 0.00% 0.00% 0.00% 0.00% 0.00% Domestic systemic importance 5 0.00% 0.00% 0.25% 0.50% 1.00% Common Equity Tier I + ACP 4.50% 5.13% 6.00% 6.88% 8.00% Total Capital + ACP 11.00% 10.50% 10.75% 11.00% 11.50% Prudential adjustments deductions 40.00% 60.00% 80.00% 100.00% 100.00% (1) Source: Brazilian Central Bank; (2) The range considers the activation or not of the ACP countercyclical by the Brazilian Central Bank; (3) On Oct. 29, 2015, the Brazilian Central Bank released the additional capital requirements through Resolution No. 4,443 and Circulars No. 3,768 and No. 3,769; (4) According to Circular Bacen nº 3,769 and Bacen Policy statement 32,139/18 the current ACP countercyclical requirement is zero; (5) Percentages valid for banks with Total exposure/GDP equal to or greater than 10% and less than 50% as established in Circular Bacen 3,768. page 88

Ratings FitchRatings International National Viability Support Local Currency Foreign Currency Long Term Short Term Long Term Short Term Long Term Short Term bb+ 4 BB B BB B AAA (bra) F1+ (bra) Moody’s International National Subordinated Debt Senior Unsecured Debt Issuer Issuer Foreign Currency Foreign Currency Local Currency Long Term Long Term Long Term Short Term Long Term Short Term (P) Ba3 (P) Ba3 Ba3 NP A1. br BR-1 Standard &Poor’s International National Local Currency Foreign Currency Long Term Short Term Long Term Short Term Long Term Short Term BB- B BB- B brAAA brA-1+ page 89

2018 Forecast We kept unchanged the ranges of our 2018 forecast. 2018 forecast considers Citibank’s retail operations. Therefore, 2017 income statement basis for 2018 forecast must consider Citibank’s figures in all lines of the income statement and also in the credit portfolio.* Consolidated Brazil 1 Total Credit Portfolio 2 From 4.0% to 7.0% From 4.0% to 7.0% Financial Margin with Clients From -0.5% to 3.0% From -1.0% to 2.5% Financial Margin with the Market Between R$4.3 bn and R$5.3 bn Between R$3.3 bn and R$4.3 bn Cost of Credit 3 Between R$12.0 bn and R$16.0 bn Between R$10.5 bn and R$14.5 bn Commissions and Fees and Result from From 5.5% to 8.5% From 6.5% to 9.5% Insurance Operations 4 Non-Interest Expenses From 0.5% to 3.5% From 0.5% to 3.5% Effective Tax Rate 5 From 33.5% to 35.5% From 34.0% to 36.0% (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) Considers the constitution of new deferred tax assets at a rate of 40%. (*) For further details, please refer to page 13 of the 2Q18 Management Discussion & Analysis. page 90

Basis for 2018 Forecast We kept unchanged the ranges of our 2018 forecast. We present below the income statement that includes the result from Citibank’s operation in each of its accounts and its corresponding loan portfolio. This income statement is the basis for the 2018 forecast. Managerial Income Statement - with Citibank In R$millions Managerial Financial Margin Financial Margin with Clients Financial Margin with the Market Cost of Credit Provision for Loan Losses Impairment Discounts Granted Recovery of Loans Written Off as Losses Net Result from Financial Operations Other Operating Income/(Expenses) Commissions and Fees Result from Insurance, Pension Plan and Premium Bonds Operations Non-interest Expenses Tax Expenses for ISS, PIS, Cofins and Other Taxes Income before Tax and Minority Interests Income Tax and Social Contribution Minority Interests in Subsidiaries Recurring Net Income 2017 68,510 62,223 6,287 (18,002) (19,105) (1,094) (1,106) 3,303 50,508 (14,263) 33,014 6,256 (47,045) (6,489) 36,245 (11,294) (71) 24,879 Credit Portfolio - with Citibank In R$billions, end of period 4Q17 Individuals 191.5 Credit Card Loans 66.9 Personal Loans 26.4 Payroll Loans 44.4 Vehicle Loans 14.1 Mortgage Loans 39.7 Companies 226.9 Corporate Loans 165.1 Very Small, Small and Middle Market Loans 61.9 Corporate Securities 36.0 Total Brazil with Financial Guarantees Provided 454.5 and Corporate Securities Latin America 145.6 Argentina 8.2 Chile 96.7 Colombia 25.8 Paraguay 6.3 Panama 0.8 Uruguay 7.8 Total with Financial Guarantees Provided and 600.1 Corporate Securities page 91

5 Information Technology

Digital Transformation Use of Digital Channels Share of Transactions Individuals 10.3 number of current account holders (in millions) 9.1 8.1 jun-16 jun-17 jun-18 Companies number of current account holders (in millions) 0.9 1.0 jun-16 jun-17 through digital channels Jun-16 Jun-18 1.1 Credit 16% 18% Investments 29% 38% Payments 61% 79% jun-18 Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment Note: Number of retail current account holders that use Internet, mobile or SMS. New Accounts1 Digital Operations on our Operating Revenues (In thousands) Share on the Retail Operating Revenues Efficiency Ratio 984 1,010 952 1,037 1,007 2Q16 2Q18 2Q18 127 Brick and Mortar Branches 91 22% 42 53 61 30% 69.8% vs 2Q173Q174Q171Q182Q18 78% 70% Digital Branches Abreconta App 26.2% Brick and Mortar Branches (1) Individuals accounts page 93

Digital Transformation | Evolution of Digital Branches Personnalité Clients (in thousands) 338 432 527 2015 2016 2017 Personnalité Branches Uniclass Clients (in thousands) 1,300 1,500 800 2015 2016 2017 Uniclass Branches 51 63 81 72 79 43 2015 2016 2017 7:00am-12:00pm 8:00am-10:00pm 2015 2016 2017 page 94

6 Itaú Unibanco in Capital Markets

Non-voting Shares (ITUB4) Appreciation Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to June 30, 2018 Annual Average Appreciation Itaú Unibanco (1) Itaú Unibanco (2) Ibovespa (3) CDI (4) Since Itaú and Unibanco merger 15.9% 11.2% 7.2% 10.4% 5 years 18.9% 13.3% 8.9% 11.1% 12 months 16.7% 9.8% 15.7% 7.3% 415 279 261 195 Oct-08 2009 2010 2011 2012 2013 2014 2015 2016 201720172Q182T18 (1) With dividends reinvestment (2) Without dividends reinvestment (3) Ibovespa Index (4) CDI page 96

7 Sustainability

Sustainability Timeline Sustainability Sustainability at the board of directors’ Committee Strategy (officers level) Committee Sustainability Creation of Superior Ethics and Governance operating Sustainability (executive level) committees Committee Itaú Unibanco Merger 2000 2005 2007 2008 2010 2013 2014 2016 2017 First cell for analysis of environmental and social risks Central Bank Regulation Sustainable Revision of the performance in sustainability corporate vision strategy pg. 98

Sustainable Performance Our Vision Is to be the leading bank in sustainable performance and customer satisfaction Sustainable Performance means creating shared values for employees, clients, shareholders and society, so as to ensure the longevity of our business

Corporate Sustainability Governance Board level Definition and monitoring of the sustainability strategy Strategy Committee Members of the Board of Directors Executive level Integration of challenges and trends into businesses Officers level Decision on and prioritization of projects Operating level Management of projects by specific topics Board of Directors Members of the Board of Directors Superior Ethics and Sustainability Committee Members of the Executive Committee Sustainability Committee Members: Officers of areas involved in the sustainability agenda Working Groups Periodicity: annual Periodicity: semi-annual Periodicity: bimonthly Internal Diversity Management Responsible Investment Members: Executives of areas involved in sustainability projects Environmental and Social Risk Committee Meets on a quarterly basis and is responsible for suggesting institutional positions on internal procedures and exposure to the environmental and social risk. Ecoefficiency integrity and Reporting ethics Foundations and Institute Financial Education page 100

Sustainability Strategy The sustainability strategy was defined from workshops, interviews and panels with internal and external stakeholders SOCIAL-ENVIRONMENTAL RISKS FINANCIAL EDUCATION DIALOG AND TRANSPARENCY AND OPPORTUNITIES Understand people´s needs to offer knowledge and appropriate financial solutions, contributing for individuals and companies to have a healthy relationship with Money. Build long-term relations based on trust to improve our business and generate shared value. Search business opportunities and manage environmental risk, considering market trends, regulations, customer demands and society. Strategy review In 2017, we understood that our current positioning has matured and started a process to review the sustainability strategy. This new strategy is scheduled to be completed and disclosed in 2018. The strategy review process is divided into three main steps: 1. Topic Evolution, comprising the timely analysis of the corporate sustainability concept in the world; 2. Internal Diagnosis; 3. Strategy Build-Up, with a new positioning and strategic model. page 101

Dialogue and Transparency | Engagement Organizations and commitments that are sources of knowledge and trends Integrity and Ethics Responsible Bank Sustainable Development Climate Change Reporting and Transparency Diversity page 102

Transparency with the Market | Reporting Consolidated Annual Report Form 20-F Sustainability Report SEC + GRI MTN Program Medium-Term Note Recognitions Integrated Report • First Brazilian financial institution to publish it voluntarily. • Presentation of the results from 6 capitals: financial, social and relationship, human, intellectual, manufactured and natural. Only Latin American bank to be part of the index since its creation (1999). Leader in Transparency since 2014 Part of the index since its creation in 2005. Part of the ICO2 portfolio since its inception in 2010 Part of the index since 2015. Part of the Index portfolio since its second edition in 2016 page 103

The Sustainable Development Goals (SDGs) In 2015, the United Nations (UN) and world leaders formally adopted a new sustainable development agenda, the Sustainable Development Goals (SDGs). The private sector has an essential role in this challenge. We are committed to the SDGs and since 2015 we take part in the board of the Brazilian Global Compact Committee (Comitê Brasileiro do Pacto Global – CBPG). In 2017, we were elected to be the president of CBPG. We are also involved in the development and coordination of the SDGs thematic group in the UN Global Compact (GT ODS), launched in 2015, mobilizing companies and participating in discussions to promote the agenda Study Internal Training engagement Connection with the strategy Participation in and sponsorship of the “Integration of the SDGs in the corporate strategy – a contribution of the Brazilian Global Compact Committee (CBPG) for the 2030 agenda” study. Facilitators for workshops on company training, held in partnership with GT ODS of the Global Compact with editions in Curitiba, Belo Horizonte and São Paulo, to train and engage companies to implement SDGs in conformity with the SDG Compass Guide. In 2017, we started a series of workshops for managers and employees in order to promote immersion into the agenda, engagement, identification of the connection with business and definition of action priorities. Aimed at reaching the SDGs and their targets through challenges connected to our business, we submitted the topic to the bank's governance, through the Board of Directors, Executive Committee and Sustainability Committee. pg. 104

Employees | Profile 99,332 Employees1 60% 40% 51.4% of management 22% of employees are positions are held by blacks women 2.75% are apprentices 4.7% of employees are disabled persons (1) Employees who were active in December 2017, in Brazil and abroad from companies managed by the human resources department Organizational Climate Confidential annual surveys that measure the employees’ satisfaction with the workplace and people management practices. Overall 2015 2017 2016 Satisfaction 82% 85% 86% Rate This climate survey is based on an international methodology survey developed by Great Place to Work. The results are evaluated by the areas’ employees and managers, who are encouraged to develop action plans to address the reported complaints. Diversity boosts our innovation capacity and reputational capital Key guidelines of our positioning on diversity: • Implementation of policies and awareness-raising projects. • Fair competitiveness in the face of differences. • Heterogeneity in the organization. Women’s Health Program Benefits to pregnant and women returning to work after maternity leave. • course on nutrition and first aid • nurse visit after delivery • additional maternity leave of 60 days and reduced workload in the first month for readaptation purposes • space for expressing breast milk in the workplace Results of the Program 88,7% of the employees who returned from maternity leave between 2015 and 2016 remained in their jobs for at least 12 months. page 105

Employees | Management Cycle Attraction and Selection Special Talent Programs Internship: 2,094 people recruited in 2017 (Retention rate: 48%). Trainees: 139 trainees recruited in 2017 (Retention Training and Development Itaú Unibanco Business School Amounts invested in training programs (millions of reais) Performance Assessment Performance Management Based on meritocracy, we make an annual analysis of the results and behavioral aspects of each employee. Compensation and Benefits Fixed Compensation In 2017, it amounted to approximately R$15 billion (plus charges and benefits). Salary adjustments by means of promotion, merit, and collective bargaining agreements. rate: 97%). Turnover General Turnover 2015 2016 2017 128 232 131 behavioral Variable Compensation Long-term incentives based on the offer of preferred shares for leading positions. 10.6% 10.4% 9.1% Since 2009 among the Best Companies to Work For, according to Brazil’s main publications (Você S/A, Época and Valor Carreira magazines). 2015 2016 2017 Career management Internal recruiting program that allows career changing. In 2017, 2,353 employees were transferred. results Strategic People Planning Joint discussion on career planning (Development Committee) and feedbacks. Inclusion of social and environmental criteria in the targets of employees and management members. Benefits Examples: meal voucher, education sponsorship, transportation voucher. page 106

Integration of ESG into businesses 1 Governance Policies Sustainability and environmental and social responsibility policy Environmental and social risk policy Committees Sustainability committee Environmental and social risk committee Operational committees (Internal Management, Investment, Reporting, and Financial Education) 2 Processes Analysis methodologies Based on the principles of relevance and proportionality Engagement Engagement of institutions that are relevant for building knowledge Studies Development of studies in conjunction with institutions in the sector Training programs Training of teams on environmental and social issues and training to all employees on the sustainability and policy concepts 3 Compliance Role of the compliance area Measure the quality of the process and exposure to risk, all areas are monitored for adherence to policies, and the results are reported to the committees Regulatory bodies External assessments by regulatory bodies A signatory A signatory A since 2008 since 2004 signatory since 2012 page 107

ESG Integration on Business Credit Analysis The Environmental and Social Risk Policy contains the criteria for the analysis of clients and projects and the establishment of real estate guarantees and the inclusion of covenants. To this end, we must consider: List of prohibited activities We do not carry out new loan operations with companies involved in: • Labor in conditions similar to slave labor; • Child labor in violation of legislation; • Encouragement of prostitution List of restricted activities We have specific guidelines for making an environmental and social risk analysis in the following segments: • Firearms and ammunition; • Activities of extraction and production of wood, firewood and charcoal from native forests; • Fishing activities; • Extraction and industrialization of asbestos; • Cold storage plants and cattle slaughterhouses Client analysis (small and medium businesses): (A – High Risk; B – Medium Risk and C – Low Risk) Project financing: We follow the criteria determined in accordance with the type of operation/project. Guarantees and Covenants Responsible Investments Proprietary methodology to include ESG issues in the valuation of fixed income securities and the pricing of active management funds, taking into account: materiality, relevance for the industry, risks e opportunity rating, metrics, and management Valuation using the ESG integration methodology: • 100% of the Ibovespa and ISE listed companies • 72% of IPSA listed companies (Chile) • 25% of Merval listed companies (Argentina) • 85% of the corporate fixed income page 108

Our operations | Buildings, Branches and Data center GOVERNANCE AND TARGETS RENEWABLE ENERGY PILOTS EMISSIONS MANAGEMENT Committee reviews eco-efficiency projects and studies, and tracks environmental targets In administrative buildings, using solar panels and Distributed Generation Develop inventory, reduce and offset greenhouse gas emissions Main Targets page 109

Task Force on Climate-related Financial Disclosures (TCFD) The initiative was conceived under the Financial Stability Board (FSB). It proposes climate disclosure recommendations for the financial and non-financial sectors in the pillars of Governance, Strategy, Management Risks, Goals and Metrics. We highlight our activities related to the TCFD strategic pillars Governance Strategy Risk Management Targets and Metrics The Board of Directors guides our internal Sustainability and Environmental and Social Responsibility Policy for risks and opportunities related to climate change The Sustainability Governance addresses risk management and the identification of opportunities related to the climate change agenda The Superior Ethics and Sustainability Committee resolves on the actions to be taken by the institution to meet the climate change agenda We participate in multi-sector discussion groups, such as CEBDS, UNEP-FI, FEBRABAN and FGV A study was carried out about the climate change impact on our corporate loan portfolio in medium and long-term scenarios A study was carried out about Emissions financed based on the Portfolio Carbon Initiative guidelines Climate variables are taken into account in the analysis of the Environmental and Social Risk for the corporate segment and of the financing of large projects Itaú Asset Management takes Climate Change topics into account in its ESG integration methodology for investment analysis We take into account climate issues in pricing our insurance products (corporate) Development of indicators and tools to strengthen the assessment and disclosure of risks and opportunities related to climate change by the UNEP-FI work group on the recommendations of the TCFD A study was carried out to identify the business risks and opportunities in view of the global climate change, with 10-year projections Launch of the Asset calculator to compare emissions of our portfolios with benchmarks The topic is also discussed by the Sustainability Committee, the main Sustainability forum in the organization Participation of the UNEP-FI work group to implement the recommendations of the TCFD considering different climate scenarios page 110

Initiatives| Itaú Women Entrepreneurs e Financial Education Itaú Women Entrepreneurs The Itaú Women Entrepreneurs Program (local acronym IME) was created in 2013 as a result of a partnership with the IFC, World Bank, and the IDB to offer financial and non-financial solutions to women entrepreneurs. Objective of the program Empower female entrepreneurs in Brazil through in-person and online solutions; train, inspire and connect female entrepreneurs Number of participants in the program 2015 2016 2017 3,393 5,994 8,056 Online Platform • Contents related to enterprise Solutions management and leadership • Management tools • Motivational videos. In-person Actions • Networking events • Business rounds • Workshops 80 actions performed through to 2017 Financial Education Program for client companies Videos and talks free of charge to employees* Impacted more than 24,000 clients + 500 corporate clientes + 533 lectures were given throughout Brazil. (*) From 2014 until 2017 Prevent Acion Focus on credit customers Identification of those with potential for indebtedness and approach through financial guidance Financial education websites Contents available on four Itaú websites + 3 million hits since 2014 Uso Consciente do Dinheiro (Conscious Use of Money) Impacted more than 6,300 people from NGOs and schools, involving around 1,100 active volunteers since 2015. Finance Advisory: + over 2.900 employees attended* Online Courses: + over 33k trained employees* Presencial Courses: + over 1.800 participated voluntarily* page 111

Ethics and Information Security Our business is based on ethical principles, which reflects the transparency, respect and honesty present in our relationship with stakeholders. Code of ethics Established to guide, prevent and resolve ethical dilemmas and conflicts of interests related to our activities and internal relations and foresees our commitment to the themes in the ILO´s fundamental conventions and other international agreements, such as: • Elimination of child labor • Combat to all forms of discrimination • Appreciation of diversity • Prevention of sexual harassment in the workplace • Respect of the rights to free union association and collective bargaining agreement. Employees who have acknowledged and accepted the terms of the Code of Ethics (%) Target 2015 2016 2017 2018 92% 98% 93% 95% In 2017, Itaú Unibanco was selected to be included in the 2016 Pro-Ethics Company list (Empresa Pró-Ética 2017), promoted by the Brazilian Ministry of Transparency, Supervision and Controls. Ethics Corporate Policy To establish guidelines additional to the Itaú Unibanco’s Code of Ethics related to the following: • Ethics Corporate Program • Additional Guidelines – Conflicts of Interests • Communication of Departures from the Code of Ethics • Protection to Persons Using the Whistleblowing Channels. Information is what supports the entire banking operation. Therefore, we have the commitment to protect corporate information and ensure the privacy of clients in all transactions. Information Security Corporate Policy To ensure compliance with the principles and guidelines relating to the protection of the information and intellectual property of the organization, clients and the general public. Information Security Initiatives Role of the Information Security area • Monitor and handle any type of attack and security incidents • Management of accesses to systems • We work together with the business areas and technology to keep up with the trends of the digital world market Training on Information Security for employees In-class and/or online training on information confidentiality, integrity and availability. Cyber Security We use cutting-edge technology to protect our network and data, as well as other barriers, such as restricted access to our servers, facilities and virtual environments, through the use of firewalls, protection by password and encryption NBR ISO/IEC 27001 Certification A Brazilian standard developed to ensure the protection and privacy of information provided by customers and other sources. pg. 112